UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal semiannual period ended June 30, 2023

Forge Group, Inc.

(Exact name of registrant as specified in its charter)

Pennsylvania	85-4184821
(State or other incorporation)	(I.R.S. Employer Identification No.)

P.O. Box 15033

Worcester, MA 01605

(Full mailing address of principal executive offices)

(202) 547-8700

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

PART II

Use of Terms

Unless the context otherwise requires, as used in this report:

●

“ACIC Properties” refers to ACIC Consolidated Properties, LLC, a majority-owned subsidiary of FIC and the intermediate holding company for (i) 717 8th Street, LLC, (ii) 2805 M Street, LLC, and (iii) 810 5th Street, LLC, each of which directly own commercial real estate in the District of Columbia;

●

“the Company,” “we,” “us,” and “our” refer to Forge Insurance Company and its consolidated subsidiaries prior to March 11, 2022, and to Forge Group, Inc. and its consolidated subsidiaries after March 11, 2022;

●

“conversion” refers to a series of transactions by which FIC converted from mutual form to stock form and became a subsidiary of Forge Group, Inc. Given that the conversion did not occur until March 11, 2022, some of the information presented in this report is shown on a pre-conversion basis;

●	“Department” means the District of Columbia Department of Insurance, Securities and Banking;

●

“eligible member” refers to a person who was an owner of an insurance policy issued by FIC and in-force on February 3, 2021, the date the plan of conversion was adopted by the board of trustees of FIC;

●	“ESOP” means our employee stock ownership plan;

●

“FIC” refers to Forge Insurance Company, a licensed property and casualty insurer which was previously named Amalgamated Casualty Insurance Company, and its consolidated subsidiaries. Effective on March 18, 2022, Amalgamated Casualty Insurance Company changed its name to Forge Insurance Company;

●

“FRM” refers to Forge Risk Management, Inc., a licensed property and casualty insurance producer which was previously named American Risk Management, Inc. Effective on February 10, 2022, American Risk Management, Inc. changed its name to Forge Risk Management, Inc.;

●

“mutual form” refers to an insurance company organized as a mutual company, which is a form of organization in which the policyholders or members have certain membership rights in the mutual company, such as the right to vote with respect to the election of directors and approval of certain fundamental transactions, including the conversion from mutual to stock form; however, unlike shares held by shareholders, membership rights are not transferable and do not exist separately from the related insurance policy;

●	“offering” refers to the subscription offering and the public offering taken together;

●	“public offering” refers to the offering of up to 2,300,000 shares of our common stock to the general public under the plan of conversion;

●

“stock form” is a form of organization in which the only rights that policyholders have are contractual rights under their insurance policies and in which voting rights reside with shareholders under state corporate law; and

●	“subscription offering” refers to the offering of up to 2,300,000 shares of our common stock under the plan of conversion to eligible members, the ESOP, and trustees, officers, and employees of FIC.

Special Note Regarding Forward Looking Statements

Certain information contained in this report includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about our company’s future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to our company and our management and our interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events.

Forward-looking statements are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including matters described in this report generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this report will in fact occur.

Undue reliance should not be placed on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and accompanying notes included elsewhere in this Form 1-SA. Some of the information contained in this discussion and analysis or set forth elsewhere in this Form 1-SA constitutes forward-looking information that involves risks and uncertainties. Please see Special Note Regarding Forward-Looking Statements for more information.

Overview

Forge Group, Inc. (the “Company”) is a Pennsylvania corporation that was organized in 2021. As described in this report, the Company was organized so that it could (i) acquire all the capital stock of FIC in a mutual to stock conversion and (ii) acquire FIC’s affiliated insurance agency, FRM. Prior to the conversion, the Company did not engage in any operations. After the conversion, the Company’s primary assets consisted of (i) the outstanding capital stock of FIC, (ii) the outstanding capital stock of FRM, and (iii) a portion of the net proceeds from the offering completed in connection with the conversion of FIC. ACIC Properties is a majority-owned subsidiary of FIC and the intermediate holding company for (i) 717 8th Street, LLC, (ii) 2805 M Street, LLC, and (iii) 810 5th Street, LLC, each of which directly own commercial real estate in the District of Columbia. The Company’s initial public offering, and the concurrent acquisition of FRM, were completed on March 11, 2022. References to the Company’s financial information in this report is to the financial information for Forge Group, Inc., FIC, and FRM on a consolidated basis after March 11, 2022. References to the Company’s financial information in this report is to the financial information for FIC on a consolidated basis prior to March 11, 2022.

Through our wholly owned subsidiaries, we operate as a specialist commercial automobile insurance business. FIC was incorporated in the District of Columbia in 1938 and is rated B++ by A.M. Best. As of June 30, 2023, FIC was licensed as a property and casualty insurer in 34 states and the District of Columbia. FIC’s insurance products are marketed and distributed through FRM, its appointed insurance producer. FRM solicits business directly from customers and works with insurance agency sub-producers, referred to as “distribution partners”. As of June 30, 2023, FRM was licensed as a property and casualty insurance producer in 34 states and the District of Columbia. Through our wholly owned subsidiaries, we market and underwrite commercial automobile insurance products. We are focused on delivering these commercial automobile insurance products to small business owners and operators that operate in (i) certain business class segments and (ii) certain geographic markets in the U.S. Historically, we have focused on the public automobile business class segment (“public auto segment”) within the commercial automobile insurance line. In the public auto segment, vehicles are used to transport passengers from one location to another. Specifically, we have historically focused on the following public auto sub-segments: taxi cabs, passenger sedans, golf carts, school vans, and other transportation vehicles. Recently, we have developed commercial automobile insurance products targeting additional business class segments, namely trade and service providers such as electricians, plumbers, and carpenters (collectively, the “small business segment”).

For the six months ended June 30, 2023, we had net premiums written of $7.9 million, net premiums earned of $6.7 million, and net loss attributable to the Company of $0.6 million. For the six months ended June 30, 2022, we had net premiums written of $4.4 million, net premiums earned of $4.4 million, and net loss attributable to the Company of $11.3 million, which was largely attributable to a $7.3 million dividend to policyholders the Company incurred in connection with its conversion.

Principal Revenue and Expense Items

We derive our revenue primarily from premiums earned, net investment income and net realized gains (losses) from investments.

Gross and net premiums written

Gross premiums written is equal to direct and assumed premiums before the effect of ceded reinsurance. Net premiums written is the difference between gross premiums written and premiums ceded or paid to reinsurers (ceded premiums written).

Premiums earned

Premiums earned is the earned portion of our net premiums written. Gross premiums written include all premiums recorded by an insurance company during a specified policy period. Insurance premiums on property and casualty insurance contracts are recognized in proportion to the underlying risk insured and are earned ratably over the duration of the policies. At the end of each accounting period, the portion of the premiums that is not yet earned is included in unearned premiums and is realized as revenue in subsequent periods over the remaining term of the policy. Our policies typically have a term of twelve months. Thus, for example, for a policy that is written on July 1 of a given calendar year, one-half of the premiums would be earned in calendar year in which the policy was written, and the other half would be earned in following calendar year.

Net investment income and net realized gains (losses) on investments

We invest our surplus and the funds supporting our insurance liabilities (including unearned premiums and unpaid losses and loss adjustment expenses) in cash, cash equivalents, equities, fixed maturity securities and real estate. Investment income includes interest and dividends earned on invested assets. Net realized gains and losses on invested assets are reported separately from net investment income. We recognize realized gains when invested assets are sold for an amount greater than their cost or amortized cost (in the case of fixed maturity securities) and recognize realized losses when investment securities are written down as a result of an other than temporary impairment (“OTTI”) or sold for an amount less than their cost or amortized cost, as applicable. Our portfolio of investment securities is managed internally.

Loss and loss adjustment expense

Loss and loss adjustment expenses represent the largest expense item and include: (1) claim payments made, (2) estimates for future claim payments and changes in those estimates for prior periods, and (3) costs associated with investigating, defending and adjusting claims.

Amortization of deferred policy acquisition costs and underwriting and administrative expenses

Expenses incurred to underwrite risks are referred to as policy acquisition expenses. Variable policy acquisition costs consist of commission expenses, premium taxes and certain other underwriting expenses that vary with, and are primarily related to, the writing and acquisition of new and renewal business. These policy acquisition costs are deferred and amortized over the effective period of the related insurance policies. Fixed policy acquisition costs, referred to herein as underwriting and administrative expenses, are expensed as incurred. These costs include salaries, rent, office supplies, depreciation and all other operating expenses not otherwise classified separately.

Income taxes

We use the asset and liability method of accounting for income taxes. Deferred income taxes arise from the recognition of temporary differences between financial statement carrying amounts and the tax basis of our assets and liabilities. A valuation allowance is provided when it is more likely than not that some or all the deferred tax asset will not be realized. The effect of a change in tax rates is recognized in the period of the enactment date.

Key Financial Measures

We evaluate our insurance operations by monitoring certain key measures of growth and profitability. In addition to reviewing our financial performance based on results determined in accordance with generally accepted accounting principles in the United States (GAAP), we utilize certain non-GAAP financial measures that we believe are valuable in managing our business and for comparison to our peers. These non-GAAP measures are written premium, loss and loss adjustment expense ratio, expense ratio, GAAP combined ratio, net premiums written to statutory surplus ratio, underwriting income (loss), net income (loss) and return on average equity.

We measure growth by monitoring changes in gross premiums written and net premiums written. We measure underwriting profitability by examining loss and loss adjustment expense, underwriting expense, loss and loss adjustment expense ratio, expense ratio, GAAP combined ratio, and underwriting income (loss). We measure consolidated profitability by examining net income (loss).

Premiums written

Gross premiums written represents the premiums from policies written during the period, before taking into account any premiums ceded to reinsurers. Ceded premiums written represents the premiums ceded to reinsurers during the period. Net premiums written represent the premiums from policies written during the period, less any premiums ceded to reinsurers.

Loss and loss adjustment expense ratio

The loss and loss adjustment expense ratio is the ratio (expressed as a percentage) of losses and loss adjustment expenses incurred to premiums earned. We measure the loss ratio on an accident year and calendar year loss basis to measure underwriting profitability. An accident year loss ratio measures losses and loss adjustment expenses for insured events occurring in a particular year, regardless of when they are reported, as a percentage of premiums earned during that year. A calendar year loss ratio measures losses and loss adjustment expense for insured events occurring during a particular year and the change in loss reserves from prior accident years as a percentage of premiums earned during that year.

Expense ratio

The expense ratio is the ratio (expressed as a percentage) of underwriting expenses to premiums earned. As described in this report, we define underwriting expenses as policy acquisition costs and other operating expenses attributable to our insurance segment (net of service fee and other income). In calculating our underwriting expenses, we also include the following items: (i) related party commissions, (ii) depreciation and amortization expenses attributable to our insurance segment and (iii) rent expense (net of sublease income). The expense ratio measures our operational efficiency in producing, underwriting and administering our insurance business.

GAAP combined ratio

Our GAAP combined ratio is the sum of the loss and loss adjustment expense ratio and the expense ratio and measures our overall underwriting profit. If the GAAP combined ratio is below 100%, we are making an underwriting profit. If the GAAP combined ratio is at or above 100%, we are not profitable without investment income and may not be profitable if investment income is insufficient.

Net premiums written to statutory surplus ratio

The net premiums written to statutory surplus ratio represents the ratio of net premiums written, after reinsurance ceded, to statutory surplus. This ratio measures our exposure to pricing errors in our current book of business. The higher the ratio, the greater the impact on surplus should pricing prove inadequate.

Underwriting income (loss)

Underwriting income (loss) measures the pre-tax profitability of our insurance operations. It is derived by subtracting loss and loss adjustment expense and underwriting expenses from earned premiums.

Net income (loss) and return on average equity

We use net income (loss) to measure our profit and return on average equity to measure our effectiveness in utilizing equity to generate net income. In determining return on average equity for a given year, net income (loss) is divided by the average of the beginning and ending equity for that year.

Critical Accounting Policies

The preparation of financial statements in accordance with GAAP requires both the use of estimates and judgment relative to the application of appropriate accounting policies. We are required to make estimates and assumptions in certain circumstances that affect amounts reported in our financial statements and related footnotes. We evaluate these estimates and assumptions on an on-going basis based on historical developments, market conditions, industry trends and other information that we believe to be reasonable under the circumstances. There can be no assurance that actual results will conform to our estimates and assumptions and that reported results of operations will not be materially adversely affected by the need to make accounting adjustments to reflect changes in these estimates and assumptions from time to time. Our critical accounting policies are more fully described in Item 2, Management Discussion and Analysis of Financial Condition and Results of Operations presented in our 2022 Annual Report and is incorporated by reference as if set forth herein. There have been no changes in our critical accounting policies from December 31, 2022.

Results of Operations

Our results of operations are influenced by factors affecting the commercial automobile insurance industry in general. The operating results of the United States commercial automobile insurance industry are subject to significant variations due to competition, weather, catastrophic events, regulation, general economic conditions, judicial trends, fluctuations in interest rates and other changes in the investment environment.

Our premium growth and underwriting results have been, and continue to be, influenced by market conditions. Pricing in the commercial automobile insurance industry has historically been cyclical. During a soft market cycle, price competition is more significant than during a hard market cycle and makes it difficult to attract and retain properly priced business, which has a negative effect on premium growth. A hard market typically has a positive effect on premium growth.

The major components of operating revenues and net (loss) income for the six months ended June 30, 2023 and 2022 are as follows (dollars in thousands):

	For the six months ended
	June 30,
(dollars in thousands)	2023	2022

Revenues
Net premiums earned	$6,715	$4,375
Income from real estate held for investment	1,112	1,187
Investment income, net of investment expense	725	457
Realized investment gains (losses), net	(126)	19
Unrealized gains (losses) on equity securities, net	604	(1,888)
Other income	110	510
Total revenues	9,140	4,660

Expenses
Loss and loss adjusting expense	4,192	2,292
Policy acquisition costs and other operating expenses	4,241	3,433
Related party commissions	-	410
Depreciation and amortization	644	688
Interest expense	583	604
Policyholder dividends	-	7,300
Settlement loss on acquisition	-	749
Other expenses	126	130
Total expenses	9,786	15,606

Income (loss) before income taxes	(646)	(10,946)
Income tax expense (benefit)	(30)	377
Net income (loss) attributable to noncontrolling interest	6	(16)
Net income (loss)	(622)	(11,307)
Total other comprehensive earnings (loss)	166	(1,417)
Comprehensive income (loss)	$(450)	$(12,740)

Six Months Ended June 30, 2023 Compared to Six Months Ended June 30, 2022

Premiums

For the six months ended June 30, 2023, our gross premiums written were $8.5 million, compared to $4.7 million for the comparable period in 2022. This represents an increase of $3.8 million, or 82%, for the six months ended June 30, 2023 compared to the comparable period in 2022. The increase is primarily due to an increase in the number of active distribution partners. For the six months ended June 30, 2023, we had 77 active distribution partners compared to 44 for the comparable period in 2022.

For the six months ended June 30, 2023, we ceded to reinsurers $668 thousand of written premiums, compared to $277 thousand for comparable period in 2022. For the six months ended June 30, 2023, ceded written premiums as a percentage of gross premiums written were 8%, compared to 6% for the comparable period in 2022. The increase in ceded written premiums as a percentage of gross premiums written is due to an increase in the price of our treaty reinsurance. The increase in the price of our treaty reinsurance is primarily the result of: (i) a greater portion of our policies having coverage limits within our treaty reinsurance layer and (ii) a hardening reinsurance pricing environment. In addition, we have written policies with limits that have increased our use of facultative reinsurance during the six months ended June 30, 2023, which led to an increase in ceded written premiums as a percentage of gross premiums written.

For the six months ended June 30, 2023, our net premiums written were $7.9 million, compared to $4.4 million for the comparable period in 2022. This represents an increase of $3.5 million, or 78%, for the six months ended June 30, 2023 compared to the comparable period in 2022. The increase is primarily due to the increase in gross written premiums, which was somewhat offset by an increase in the premiums ceded to reinsurers.

For the six months ended June 30, 2023, our net premiums earned were $6.7 million, compared to $4.4 million for the comparable period in 2022. This represents an increase of $2.3 million, or 54%, for the six months ended June 30, 2023 compared to the comparable period in 2022. Premiums are earned ratably over the term of the policy whereas written premiums are reflected on the effective date of the policy.

Income from real estate held for investment

Real estate assets held for the production of income, which were $29.8 million and $30.2 million at June 30, 2023 and December 31, 2022, respectively, generated income of $1.1 million for the six months ended June 30, 2023 compared to $1.2 million for the comparable period in 2022. This represents a decrease of $75 thousand for the six months ended June 30, 2023 versus the comparable period in 2022. This decrease is principally due to a change in tenant at one of our properties and lower expected net rental income based on the terms of the lease with this new tenant.

Investment income and realized gains (losses)

Our investment portfolio, excluding real estate assets held for the production of income, is generally highly liquid and 74.5% and 74.9% of the fixed income portfolio consisted of readily marketable, primarily investment-grade fixed-income securities as of June 30, 2023 and December 31, 2022, respectively. The remainder of the portfolio is generally comprised of unrated fixed income securities, preferred stocks, common stocks, and limited partnership interests in funds which primarily invest in small-capitalization public equities. Net investment income is primarily comprised of interest earned and dividends paid on these securities, net of related investment expenses, and excludes realized gains and losses.

For the six months ended June 30, 2023, net investment income was $725 thousand, compared to $457 thousand for the comparable period in 2022. This represents an increase of $268 thousand, or 59%, compared to the comparable period in 2022. This increase is primarily due to: (i) an increase in the average balance of fixed maturity securities and redeemable preferred stock for the six months ended June 30, 2023 compared to the comparable period in 2022 and (ii) higher yields available on more recently-purchased fixed maturity securities. Excluding real estate held for the production of income, cash and invested assets were $42.2 million and $41.5 million as of June 30, 2023 and December 31, 2022, respectively.

Unrealized gains (losses) on equity securities, net

For the six months ended June 30, 2023, net unrealized gains (losses) on equity securities were $0.6 million, compared to $(1.9) million for the comparable period in 2022. This represents an increase of $2.5 million compared to the comparable period in 2022. This increase is due to a general improvement in the broader stock market and relative outperformance of our investment holdings compared to the broader stock market.

Loss and loss adjusting expense

The table below details our unpaid losses and adjusting expenses (“LAE”) and loss reserves for the six months ended June 30, 2023 and 2022.

	June 30,
(dollars in thousands)	2023	2022

Unpaid losses and LAE at beginning of year:
Gross	$8,480	$9,678
Ceded	1,070	924
Net	7,410	8,754

Increase (decrease) in incurred losses and LAE:
Current year	4,247	2,963
Prior years	(55)	(671)
Total incurred	4,192	2,292

Loss and LAE payments for claims incurred:
Current year	1,300	741
Prior years	1,632	1,977
Total paid	2,932	2,718
Net unpaid losses and LAE at end of year	8,670	8,328

Unpaid losses and LAE at end of year:
Gross	9,936	9,951
Ceded	1,266	1,623
Net	$8,670	$8,328

Differences from the initial reserve estimates emerged as changes in the ultimate loss estimates were updated through the reserve analysis process. The recognition of the changes in initial reserve estimates occurred over time as claims were reported, initial case reserves were established, initial reserves were reviewed and updated in light of additional information, and ultimate payments were made on the collective set of claims incurred as of that evaluation date. The new information on the ultimate settlement value of claims is updated until all claims in a defined set are settled. As a small insurer with a niche product portfolio, our loss and loss adjustment expense experience will ordinarily exhibit fluctuations from period to period. While management attempts to identify and react to systematic changes in the loss environment, management must also consider the volume of experience directly available to us and interpret any particular period’s indications with a realistic technical understanding of the reliability of those observations.

For the six months ended June 30, 2023, net losses and LAE incurred were $4.2 million, compared to $2.3 million for the comparable period in 2022. The calendar year loss and loss adjustment expense ratios were 62.4% and 52.4% for the six months ended June 30, 2023 and 2022, respectively. For the six months ended June 30, 2023, we experienced modest net favorable development relative to the December 31, 2022 reserve estimates of $55 thousand, primarily from the 2021 and 2020 accident years. For the six months ended June 30, 2022, we experienced net favorable development relative to the December 31, 2021 reserve estimates of $671 thousand, primarily from the 2021 and 2020 accident years.

Policy acquisition costs and other operating expenses and related party commissions

For the six months ended June 30, 2023, our policy acquisition costs and other operating expenses and related party commissions totaled $4.2 million, compared to $3.8 million for the comparable period in 2022. This represents an increase of $398 thousand compared to the comparable period in 2022. The increase was primarily the result of higher commission expenses and other variable costs associated with higher premium revenue.

Expense ratio

Our expense ratio is calculated by dividing our underwriting expenses by net premiums earned. We use the expense ratio to evaluate the operating efficiency of our insurance operations.

For the six months ended June 30, 2023, our underwriting expenses were $4.3 million, comprised of (i) $4.2 million of policy acquisition costs and other operating expenses, (ii) $134 thousand of depreciation and amortization expense (primarily related to the amortization of intangible assets associated with our acquisition of FRM), (iii) $24 thousand of net lease expenses (lease expense net of sublease income), and (iv) offset by $110 thousand of service fee and other income. For the six months ended June 30, 2022, our underwriting expenses were $3.9 million, comprised of (i) $3.8 million of policy acquisition costs and other operating expenses and related party commissions, (ii) $109 thousand of depreciation and amortization expense (primarily related to the amortization of intangible assets associated with our acquisition of FRM), (iii) $39 thousand of net lease expenses (lease expense net of sublease income), and (iv) offset by $110 thousand of service fee and other income.

For the six months ended June 30, 2023, our expense ratio was 63.9% compared to 88.7% for the comparable period in 2022, which represents a decrease of 24.8%. The decrease is due primarily to growth in our premium revenue while focusing on maintaining fixed costs. We expect our expense ratio to continue to decline over time as our premium revenue grows.

Underwriting results

The table below details our underwriting results for the six months ended June 30, 2023 and 2022.

	For the six months ended
	June 30,
(dollars in thousands)	2023	2022

Net premiums earned	$6,715	$4,375
Loss and loss adjusting expense	(4,192)	(2,292)
Underwriting expense	(4,288)	(3,881)
Underwriting income (loss)	$(1,765)	$(1,799)

Loss and loss adjustment expense ratio	62.4%	52.4%
Expense ratio	63.9%	88.7%
Combined ratio	126.3%	141.1%

Policyholder dividend

Upon the completion of the offering in 2022, pursuant to the plan of conversion, FIC distributed $4,594 to each eligible member, which totaled $7.3 million. This distribution was recorded as a dividend in our financial statements.

Settlement loss on acquisition

Upon the acquisition of FRM in 2022, a settlement loss was recorded to eliminate the deferred acquisition costs FIC had recorded related to commissions incurred with FRM. This is a one-time settlement loss.

Income tax expense (benefit)

We reported $54 thousand of deferred income tax benefit as a component of other comprehensive income. As a result of our net operating loss carryforwards, we reported no current federal income tax expense or benefit. We are in a net operating loss position with a full valuation allowance equal to the net deferred tax assets as of June 30, 2023 and December 31, 2022. FRM incurred state income tax expense of $24 thousand for the six months ended June 30, 2023.

Financial Position

The major components of our assets and liabilities as of June 30, 2023 and December 31, 2022 are as follows (dollars in thousands):

	As of
	June 30,	December 31,
(dollars in thousands)	2023	2022

Assets
Investments and cash:
Fixed maturity, at fair value (amortized cost - $28,601 at June 30, 2023 and $27,901 at December 31, 2022)	$27,108	$26,199
Common stock, at fair value	2,431	2,174
Preferred securities, at fair value	1,897	2,203
Other invested assets	4,930	4,401
Real estate held for the production of income	29,849	30,181
Cash and cash equivalents	5,879	6,568
Total investments and cash	72,094	71,726

Accrued investment income	238	267
Premiums and reinsurance balances receivable	6,141	5,458
Ceded unearned premiums	95	43
Reinsurance balances recoverable on unpaid losses	1,266	1,070
Deferred policy acquisition costs	254	214
Deferred rent	2,294	2,215
Leases in place	2,635	2,767
Right of use asset	147	149
Goodwill and other intangibles	6,210	6,343
Other assets	1,783	808
Total assets	93,157	91,060

Liabilities and Equity
Liabilities:
Unpaid losses and loss adjusting expenses	9,936	8,480
Unearned premiums	7,530	6,315
Reinsurance balances payable	-	49
Notes payable	26,650	26,961
Defined benefit plan	497	479
Accrued expenses	1,691	1,471
Operating lease liability	802	870
Other liabilities	547	503
Total liabilities	47,653	45,128

Mezzanine equity:
Preferred stock	-	-
Additional paid-in capital	5,227	5,227
Shareholders' equity:
Common stock	21	21
Additional paid-in capital	16,427	16,171
Unearned employee stock ownership plan shares	(1,827)	(1,827)
Retained earnings	27,587	28,443
Accumulated other comprehensive income (loss), net of tax	(2,644)	(2,810)
Noncontrolling interest	713	707
Total equity	45,504	45,932
Total liabilities and equity	$93,157	$91,060

Unpaid losses and LAE

Our reserves for unpaid loss and LAE are summarized below (dollars in thousands):

	As of
	June 30,	December 31,
(dollars in thousands)	2023	2022

Case reserves	$5,767	$4,961
IBNR reserves	2,903	2,449
Net unpaid loss and LAE	8,670	7,410
Reinsurance recoverable on unpaid loss and LAE	1,266	1,070
Gross reserves for unpaid loss and LAE	$9,936	$8,480

Actuarial ranges

The selection of the ultimate loss is based on information unique to each line of business and accident year and the judgment and expertise of our actuary and management. The following table provides case and IBNR reserves for losses and loss adjustment expenses as of June 30, 2023 and December 31, 2022.

As of June 30, 2023
	Case	IBNR	Total
(dollars in thousands)	Reserves	Reserves	Reserves

Commercial auto liability	$5,706	$2,879	$8,585
Commercial auto physical damage	61	24	85
Total net amount	5,767	2,903	8,670
Reinsurance receoverables	157	1,109	1,266
Total gross amounts	$5,924	$4,012	$9,936

As of December 31, 2022				Actuarially Determined
				Range of Estimates
	Case	IBNR	Total
(dollars in thousands)	Reserves	Reserves	Reserves	Low	High

Commercial auto liability	$4,984	$2,439	$7,423	$6,777	$7,516
Commercial auto physical damage	(23)	10	(13)	(49)	(17)
Total net amount	4,961	2,449	7,410	6,728	7,499
Reinsurance receoverables	157	913	1,070	583	1,158
Total gross amounts	$5,118	$3,362	$8,480	$7,311	$8,657

On an annual basis, our independent actuary completes an actuarial review of our reserves. As part of this annual reserve review, our actuary determined a range of reasonable reserve estimates which reflect the uncertainty inherent in the loss reserve process. This range does not represent the range of all possible outcomes. We believe that the actuarially-determined ranges represent reasonably likely changes in the loss and LAE estimates, however actual results could differ significantly from these estimates. The range was determined by line of business and accident year after a review of the output generated by the various actuarial methods utilized. The actuary reviewed the variance around the select loss reserve estimates for each of the actuarial methods and selected reasonable low and high estimates based on his knowledge and judgment. In making these judgments the actuary typically assumed, based on his experience, that the larger the reserve the less volatility and that property reserves would exhibit less volatility than casualty reserves. In addition, when selecting these low and high estimates, the actuary considered:

●	historical industry development experience in our business line;
●	historical company development experience;
●	the impact of court decisions on insurance coverage issues, which can impact the ultimate cost of settling claims;
●	changes in our internal claims processing policies and procedures; and
●	trends and risks in claim costs, such as risk that medical cost inflation could increase.

Our actuary is required to exercise a considerable degree of judgment in the evaluation of all of these and other factors in the analysis of our loss and LAE reserves, and related range of anticipated losses. Because of the level of uncertainty impacting the estimation process, it is reasonably possible that different actuaries would arrive at different conclusions. The method of determining the reserve range has not changed and the reserve range generated by our actuary is consistent with the observed development of our loss reserves over the last few years.

The width of the range in reserves arises primarily because specific losses may not be known and reported for some period and the ultimate losses paid and loss adjustment expenses incurred with respect to known losses may be larger than currently estimated. The ultimate frequency or severity of these claims can be very different than the assumptions we used in our estimation of ultimate reserves for these exposures.

Specifically, the following factors could impact the frequency and severity of claims, and therefore, the ultimate amount of loss and LAE paid:

●	the rate of increase in labor costs, medical costs, and material costs that underlie insured risks;
●	development of risk associated with our expanding producer relationships and our growth in new states or states where we currently have small market share; and
●	impact of changes in laws or regulations.

The estimation process for determining the liability for unpaid loss and LAE inherently results in adjustments each year for claims incurred (but not paid) in preceding years. Negative amounts reported for claims incurred related to prior years are a result of claims being settled for amounts less than originally estimated (favorable development). Positive amounts reported for claims incurred related to prior years are a result of claims being settled for amounts greater than originally estimated (unfavorable development). For the six months ended June 30, 2023, we experienced net favorable development on prior year reserves of $0.1 million.

Investments

Our fixed maturity and equity securities investments are classified as available-for-sale and carried at estimated fair value as determined by management based upon quoted market prices or a recognized pricing service at the reporting date for those or similar investments. Changes in unrealized investment gains or losses on our fixed maturity investments, net of applicable income taxes, are reflected directly in equity as a component of comprehensive income (loss) and, accordingly, have no effect on net income (loss). Changes in fair value of equity securities are recognized as a component of current earnings. Investment income is recognized when earned, and capital gains and losses are recognized when investments are sold, or other-than-temporarily impaired.

Fair values of interest rate sensitive instruments may be affected by increases and decreases in prevailing interest rates which generally translate, respectively, into decreases and increases in fair values of fixed maturity investments. The fair values of interest rate sensitive instruments also may be affected by the credit worthiness of the issuer, prepayment options, relative values of other investments, the liquidity of the instrument, and other general market conditions.

At June 30, 2023, our fixed maturity portfolio had a net unrealized loss of $1.5 million compared to a net unrealized loss of $1.7 million at December 31, 2022. This represents an increase in the fair value in our fixed maturity portfolio of $0.2 million from December 31, 2022 to June 30, 2023.

The Company monitors the credit quality of its fixed income investments to assess if it is probable that the Company will receive its contractual or estimated cash flows in the form of principal and interest, in accordance with their terms. All fixed income securities in the investment portfolio continue to pay the expected coupon payments in accordance with the contractual terms of the securities. Credit-related impairments on fixed income securities that the Company does not plan to sell, and for which the Company is not more likely than not to be required to sell, are recognized in income before income taxes. Any non-credit related impairment is recognized in comprehensive income. Based on the Company’s analysis, the fixed income portfolio is of high credit quality, and it is believed it will recover the amortized cost basis of the fixed income securities.

In order to diversify its investment portfolio and improve expected long-term returns, the Company has made non-controlling (typically less than 5%) investments in a number of specialized equity investment vehicles. These investments consist of (i) non-controlling interests in unaffiliated limited partnerships that invest primarily in small-cap public equities, (ii) an equity interest in Trustar Bank, a related entity, (iii) an investment in a limited liability company, and (iv) a non-controlling equity interest in a private company. These investments are included in other invested assets. As of June 30, 2023, such investments in the aggregate account for approximately 7% of the Company’s investment portfolio and 11% of the Company’s shareholders’ equity. These investments generally have limited liquidity. The limited partnerships generally limit or preclude redemptions within a period of time (the “lock-up” period, usually between one and three years) from the date of the investment. Subsequent to the expiry of any applicable lock-up periods, withdrawals or redemptions generally require between 30 to 90 days’ advance notice, with redemptions being permitted on dates varying from month-end to annually, but typically quarter end.

Since, amongst other qualifying criteria, these other invested assets do not have a readily determined fair value, the Company values them applying the guidance of Accounting Standards Update Subtopic 820-10, Fair Value Measurements and Disclosures — Overall, which, as a practical expedient, permits the fair value of investments within its scope to be measured on the basis of net asset value per share (or its equivalent).

The Company had a $2,172,500 unfunded commitment to Mutual Capital Investment Fund, LP as of June 30, 2023.

Under current accounting standards, an Other-Than-Temporary-Impairment (“OTTI”) write-down of fixed maturity securities, where fair value is below amortized cost, is triggered by circumstances where (1) an entity has the intent to sell the security, (2) it is more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis, or (3) the entity does not expect to recover the entire amortized cost basis of the security. If an entity intends to sell the security before the recovery, an OTTI write-down is recognized in earnings equal to the difference between the security’s amortized cost and its fair value. If an entity does not intend to sell the security or it is more likely than not that it will be required to sell the security before recovery, the OTTI write-down is separated into an amount representing the credit loss, that is recognized in income before income taxes, and the amount related to all other factors, which is recognized in other comprehensive income. Impairment losses result in a reduction of the underlying investment’s cost basis.

The Company regularly evaluates its fixed maturity securities using both quantitative and qualitative criteria to determine impairment losses for other-than-temporary declines in the fair value of the investments. The following are the key factors used to determine whether a security is other-than-temporarily impaired:

●	The extent to which the fair value is less than cost,
●	The assessment of significant adverse changes to the cash flows on a fixed maturity investment,
●

The occurrence of a discrete credit event resulting in the issuer defaulting on a material obligation, the issuer seeking protection from creditors under the bankruptcy laws, the issuer proposing a voluntary reorganization under which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value,

●	The probability that the Company will recover the entire amortized cost basis of the fixed income securities prior to maturity, or
●	The ability and intent to hold fixed maturities until maturity.

Quantitative and qualitative criteria are considered to varying degrees depending on the sector for which the analysis is being performed. The sectors are as follows:

Corporate securities

The Company performs a qualitative evaluation of holdings that fall below the price threshold. The analysis begins with an opinion of industry and competitive position. This includes an assessment of factors that enable the profit structure of the business (e.g., reserve profile for exploration and production companies), competitive advantage (e.g., distribution system), management strategy, and an analysis of trends in return on invested capital. Analysts may also review other factors to determine whether an impairment exists, including liquidity and asset value cash flow generation.

Municipal securities

The Company analyzes the screened impairment candidates on a quantitative and qualitative basis. This includes an assessment of the factors that may be contributing to an unrealized loss and whether the recovery value is greater or less than current market value.

Asset backed securities

The Company uses the “stated assumptions” analytic approach which relies on actual 6-month average collateral performance measures (voluntary prepayment rate, gross default rate, and loss severity) sourced through third party data providers or remittance reports. The analysis applies the stated assumptions throughout the remaining term of the transaction using forecasted cash flows, which are then applied through the transaction structure (reflecting the priority of payments and performance triggers) to determine whether there is a loss to the security (“Loss to Tranche”).

For all fixed maturity securities and redeemable preferred stock in an unrealized loss position on June 30, 2023 and December 31, 2022, the Company believes it is probable that it will receive all contractual payments in the form of principal and interest. In addition, the Company is not required to, nor does it intend to sell these investments prior to recovering the entire amortized cost basis for each security, which may be maturity. Accordingly, the fixed maturity securities and redeemable preferred stock in an unrealized loss position were not other-than-temporarily impaired on June 30, 2023 and December 31, 2022.

The schedule below summarizes the fair values of those fixed maturity securities and redeemable preferred stock in an unrealized loss position at June 30, 2023 and December 31, 2022. The schedule further classifies the securities based on the length of time they have been in an unrealized loss position.

(dollars in thousands)	As of June 30, 2023
	Less than 12 months		12 months or more		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	value	losses	value	losses	value	losses
Fixed maturity securities:
U.S. government	$838	$(32)	$-	$-	$838	$(32)
Political subdivisions	926	(15)	2,079	(123)	3,005	(138)
Special revenue	1,029	(33)	5,259	(314)	6,288	(347)
Industrial and miscellaneous	5,597	(188)	5,768	(596)	11,365	(784)
Asset backed securities	-	-	897	(302)	897	(302)
Total fixed maturity securities	$8,390	$(268)	$14,003	$(1,335)	$22,393	$(1,603)
Redeemable preferred stock	180	(20)	391	(135)	571	(155)
Total temporarily impaired AFS securities	$8,570	$(288)	$14,394	$(1,470)	$22,964	$(1,758)

(dollars in thousands)	As of December 31, 2022
	Less than 12 months		12 months or more		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	value	losses	value	losses	value	losses
Fixed maturity securities:
U.S. government	$818	$(45)	$-	$-	$818	$(45)
Political subdivisions	3,382	(162)	-	-	3,382	(162)
Special revenue	6,307	(427)	-	-	6,307	(427)
Industrial and miscellaneous	9,569	(807)	427	(73)	9,996	(880)
Asset backed securities	1	-	898	(302)	899	(302)
Total fixed maturity securities	$20,077	$(1,441)	$1,325	$(375)	$21,402	$(1,816)
Redeemable preferred stock	1,000	(104)	-	-	1,000	(104)
Total temporarily impaired AFS securities	$21,077	$(1,545)	$1,325	$(375)	$22,402	$(1,920)

Deferred policy acquisition costs

Certain direct acquisition costs consisting of commissions, premium taxes and certain other direct underwriting expenses that vary with and are primarily related to the production of business are deferred and amortized over the effective period of the related insurance policies as the underlying policy premiums are earned. At June 30, 2023 and December 31, 2022, deferred acquisition costs and the related unearned premium reserves, which does not include ceded unearned premiums, were as follows (dollars in thousands):

	As of	As of
(dollars in thousands)	June 30, 2023	December 31, 2022

Deferred policy acquisition costs, net	$254	$214
Unearned premium reserves	$7,530	$6,315

The method followed in computing deferred acquisition costs limits the amount of deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, loss and loss adjustment expenses, and certain other costs expected to be incurred as the premium is earned. Future changes in estimates, the most significant of which is expected loss and loss adjustment expenses, may require adjustments to deferred policy acquisition costs. If the estimation of net realizable value indicates that the deferred acquisition costs are not recoverable, they would be written off.

Income taxes

We use the asset and liability method of accounting for income taxes. Deferred income taxes arise from the recognition of temporary differences between financial statement carrying amounts and the tax bases of our assets and liabilities. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The effect of a change in tax rates is recognized in the period of the enactment date.

We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets. These judgments require us to make projections of future taxable income. The judgments and estimates we make in determining our deferred tax assets, which are inherently subjective, are reviewed on a continual basis as regulatory and business factors change. Any reduction in estimated future taxable income may require us to record an additional valuation allowance against our deferred tax assets.

As of June 30, 2023 and December 31, 2022, we had no material unrecognized tax benefits or accrued interest and penalties. Federal tax years 2020 through 2022 are open for examination.

Other assets

As of June 30, 2023 and December 31, 2022, other assets totaled $1.8 million and $0.8 million, respectively.

Right-of-use asset and operating lease liability

We lease three office suites, totaling 9,544 square feet, in Chevy Chase, Maryland under an operating lease that commenced July 1, 2016, and has an initial term expiring 15 years after commencement. The lease provides for a 2.5% annual increase in the base rent on the anniversary of the lease commencement date. The operating lease may be terminated, subject to penalties, effective June 30, 2025. We have an option to extend the lease for one 5-year renewal term at the fair market rent as of the date of the renewal term commencement. However, we believe it is unlikely that we will exercise our renewal option. In accordance with Topic 842, we have recorded an operating lease liability, representing the discounted present value of future lease payments and a right-of-use asset.

In 2017, we signed a sublease agreement to sublease 1,961 square feet of our office space in Chevy Chase, Maryland to another company. The sublease commenced on October 1, 2017, expires September 30, 2024, and provides for 4.0% annual escalation in the base rent. Sublease income is recorded on a straight-line basis over the life of the lease. The cumulative difference between lease expense and lease payments is recorded as an adjustment to the right-of-use asset.

In 2021, we signed a sublease agreement to sublease 2,048 square feet of our office space in Chevy Chase, Maryland to another company. The sublease commenced on August 1, 2021, expires July 31, 2024, and provides for 4.5% annual escalation in the base rent. Sublease income is recorded on a straight-line basis over the life of the lease. The cumulative difference between lease expense and lease payments is recorded as an adjustment to the right-of-use asset.

On February 28, 2022, we entered into an agreement to sublease the remaining 5,535 square feet of space in Chevy Chase, Maryland. The sublease commenced on June 1, 2022, expires on May 31, 2025, and provides for 3.0% annual escalation in the base rent. Sublease income is recorded on a straight-line basis over the life of the lease. The cumulative difference between lease expense and lease payments is recorded as an adjustment to the right-of-use asset. Upon agreeing to this additional sublease, we determined that it was probable that we will exercise our early lease termination option, thereby reducing the term of the lease to June 30, 2025. We have reduced the amount of the operating lease liability to the net present value of contractually committed future lease income. In addition, we have reduced the net value of our right-of-use asset to $0, as we are not anticipating occupying the office space for the remainder of the lease term. The reduced lease term decreased the net operating lease liability by $1.4 million.

In 2022, we entered into a lease for one office suite, totaling 1,579 square feet, in Bethesda, Maryland. The operating lease commenced September 1, 2022, expires on January 31, 2026. The lease provides for a 3.25% annual increase in base rent on the anniversary of the lease commencement date.

The following summarizes the line items in the balance sheet which include amounts for operating leases as of June 30, 2023 and December 31, 2022 (dollars in thousands):

	As of June 30, 2023
	Operating
(dollars in thousands)	Lease	Sublease	Net

Right-of-use asset	$2,451	$(628)	$1,823
Accumulatied amortization	(1,505)	369	(1,136)
Impairment of RoU	(541)	-	(541)
Right-of-use asset, net	$405	$(259)	$146
Operating lease liability	$1,112	$(310)	$802

	As of December 31, 2022
	Operating
(dollars in thousands)	Lease	Sublease	Net

Right-of-use asset	$2,451	$(628)	$1,823
Accumulatied amortization	(1,420)	287	(1,133)
Impairment of RoU	(541)	-	(541)
Right-of-use asset, net	$490	$(341)	$149
Operating lease liability	$1,269	$(399)	$870

We had lease expense of $106 thousand and $87 thousand for the six months ended June 30, 2023 and 2022, respectively. In addition, we had sublease income of $82 thousand and $48 thousand for the six months ended June 30, 2023 and 2022, respectively, resulting in a net lease expense of $24 thousand and $39 thousand for the six months ended June 30, 2023 and 2022, respectively.

The components of lease expense and supplemental cash flow information related to leases as of June 30, 2023 and December 31, 2022 are as follows (dollars in thousands):

	June 30,	December 31,
(dollars in thousands)	2023	2022

Cash paid for leases	$-	$-
Remaining lease term (years)	2.00	2.50
Weighted average annual discount rate	3.50%	3.50%

	June 30,	December 31,
(dollars in thousands)	2023	2022

Sum of remaining payments	$1,168	$1,349
Less: imputed interest	(56)	(80)
Net present value of remaining payments	1,112	1,269
Less: net present value of sublease rent	(310)	(399)
Operating lease liability, net	$802	$870

Future minimum lease payments for the lease outlined above at June 30, 2023 are as follows (dollars in thousands):

	Minimum	Sublease	Net
(dollars in thousands)	Commitments	Commitments	Commitments

2023	191	102	89
2024	567	172	395
2025	405	46	359
2026	5	-	5
Thereafter	-	-	-
	$1,168	$320	$848

Liquidity and Capital Resources

We generate sufficient funds from our operations and maintain a high degree of liquidity in our investment portfolio to meet the demands of claim settlements and operating expenses. The primary sources of funds are premium collections, investment earnings and maturing investments.

We maintain investment and reinsurance programs that are intended to provide sufficient funds to meet our obligations without forced sales of investments. We maintain a portion of our investment portfolio in relatively short-term and highly liquid assets to ensure the availability of funds.

Cash flows from continuing operations for the six months ended June 30, 2023 and 2022 were as follows (dollars in thousands):

	For the six-months ended
	June 30,
(dollars in thousands)	2023	2022

Cash flows provided by (used in) operating activities	$620	$(5,481)
Cash flows provided by (used in) in investing activities	(764)	(7,277)
Cash flows provided by (used in) financing activities	(545)	12,262
Net increase (decrease) in cash and cash equivalents	$(689)	$(496)

For the six months ended June 30, 2023, cash flows provided by operating activities totaled $0.6 million compared to cash flows used in operating activities of $5.5 million for the six months ended June 30, 2022. The cash flows used in operating activities during the six months ended June 30, 2022 included the impact of the $7.3 million dividend that was paid to policyholders as part of the conversion. The increase in cash flows from operating activities for the six months ended June 30, 2023 was favorably impacted by growth in premium revenue. Cash flows used in investing activities totaled $0.8 million for the six months ended June 30, 2023, compared to $7.3 million for the six months ended June 30, 2022. The cash flows used in investing activities during the six months ended June 30, 2022 were largely the result of purchases of fixed maturity securities. The Company had maintained a larger-than-normal cash balance in advance of the conversion. For the six months ended June 30, 2023, the Company did not make the same level of net investment purchases compared to the comparable period in 2022.

Our principal source of liquidity will be dividend payments and other fees received from FIC and FRM. FIC is restricted by the insurance laws of District of Columbia as to the amount of dividends or other distributions it may pay to us. Under District of Columbia law, there is a maximum amount that may be paid by FIC during any twelve-month period. FIC may pay dividends to us after notice to, but without prior approval of the District of Columbia Department of Insurance, Insurance and Banking in an amount “not to exceed” the lesser of (i) 10% of the surplus as regards policyholders of FIC as reported on its most recent annual statement filed with the Department, or (ii) the statutory net income of FIC for the period covered by such annual statement. Dividends in excess of this amount are considered “extraordinary” and are subject to the approval of the Department.

FIC’s ability to pay dividends is subject to restrictions contained in the insurance laws of District of Columbia, which require that dividends be approved by the District of Columbia Department of Insurance prior to their payment. Prior to its payment of any dividend, FIC is required to provide notice of the dividend to the Department. This notice must be provided to the Department 30 days prior to the payment of an extraordinary dividend and 10 days prior to the payment of an ordinary dividend. The Department has the power to limit or prohibit dividend payments if FIC is in violation of any law or regulation. These restrictions or any subsequently imposed restrictions may affect our future liquidity.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital reserves.

Quantitative and Qualitative Information about Market Risk

Market Risk

Market risk is the risk that we will incur losses due to adverse changes in the fair value of financial instruments. We have exposure to three principal types of market risk through our investment activities: (i) interest rate risk, (ii) credit risk and (iii) equity risk. Our primary market risk exposure is to changes in interest rates. We have not entered, and do not plan to enter, into any derivative financial instruments for hedging, trading or speculative purposes.

Interest Rate Risk

Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. Our exposure to interest rate changes primarily results from our significant holdings of fixed rate investments. Fluctuations in interest rates have a direct impact on the fair value of these securities.

The average maturity of the debt securities in our investment portfolio at June 30, 2023, was 4.0 years. Our debt securities investments include U.S. government bonds, securities issued by government agencies, obligations of state and local governments and governmental authorities, and corporate bonds, most of which are exposed to changes in prevailing interest rates and which may experience moderate fluctuations in fair value resulting from changes in interest rates. We carry these investments as available for sale. This allows us to manage our exposure to risks associated with interest rate fluctuations through active review of our investment portfolio by our management and board of directors.

Fluctuations in near-term interest rates could have an impact on our results of operations and cash flows. Certain of these securities may have call features. In a declining interest rate environment these securities may be called by their issuer and replaced with securities bearing lower interest rates. If we are required to sell these securities in a rising interest rate environment, we may recognize losses.

As a general matter, we attempt to match the durations of our assets with the durations of our liabilities. Our investment objectives include maintaining adequate liquidity to meet our operational needs, optimizing our after-tax investment income, and our after-tax total return, all of which are subject to our tolerance for risk.

The table below shows the interest rate sensitivity of our fixed maturity investments measured in terms of fair value (which is equal to the carrying value for all of our investment securities that are subject to interest rate changes) at June 30, 2023:

(dollars in thousands)	As of June 30, 2023
	Estimated
	Change in	Fair
Hypothetical Change in Interest Rates	Fair Value	Value

200 basis point increase	$(1,922)	$25,186
100 basis point increase	$(961)	$26,147
No change	$-	$27,108
100 basis point decrease	$961	$28,069
200 basis point decrease	$1,922	$29,030

Impact of Inflation

Inflation increases our customers’ needs for property and casualty insurance coverage due to the increase in the value of the property covered and any potential liability exposure. Inflation also increases claims incurred by property and casualty insurers as property repairs, replacements and medical expenses increase. These cost increases reduce profit margins to the extent that rate increases are not implemented on an adequate and timely basis. We establish property and casualty insurance premiums levels before the amount of losses and loss expenses, or the extent to which inflation may impact these expenses, are known. Therefore, we attempt to anticipate the potential impact of inflation when establishing rates.

Real Estate Held for the Production of Income

FIC owns 92.3% of ACIC Consolidated Properties, LLC (“ACIC Properties”), the intermediate holding company for 717 8th Street, LLC, 2805 M Street, LLC, and 810 5th Street, LLC. Through its wholly owned subsidiaries, ACIC Properties owns and leases three commercial real estate properties located in the District of Columbia. The properties are leased to tenants and the leases are primarily triple net with 10 to 20-year terms. The operations of ACIC Properties may be considered a separate business segment.

FIC has determined that ACIC Properties’ commercial leases should be treated as “operating leases” for purposes of GAAP, and operating lease income and expense is recognized on a straight-line basis over the life of the leases.

The properties are comprised of the following as of June 30, 2023 and December 31, 2022 (dollars in thousands).

	June 30,	December 31,	Depreciable
(dollars in thousands)	2023	2022	lives (in years)

Land	$12,000	$12,000
Building and improvements	21,457	21,457	39
Leasehold/tenant improvements	931	931	15
Furniture, fixtures & equipment	1,081	1,081	7
Real estate held for the production of income	35,469	35,469
Accumulated depreciation	(5,620)	(5,288)
Real estate held for the production of income, net	$29,849	$30,181

Depreciation expense for the six months ended June 30, 2023 and 2022 was $332 thousand and $382 thousand, respectively.

810 5th Street, LLC, a wholly owned subsidiary of ACIC Properties, has a mortgage with a financial institution that matures in February 2036 and has a fixed interest rate of 4.15% per annum. A balloon payment of $9.1 million is due at maturity. The loan is secured by the property, held by 810 5th Street, LLC, and a replacement reserve of $90 thousand, which is held in escrow, and is not guaranteed by FIC. The replacement reserve is included in other receivables. The property held by 810 5th Street, LLC is leased to a single tenant, the District of Columbia, on a triple-net basis. The initial term of the lease expires in February 2036, at which time the tenant has an option to extend the term of the lease for an additional five years. Debt service payments equal to 95% of 810 5th Street, LLC’s net rental proceeds are due monthly. As of June 30, 2023 and 2022, monthly debt service payments were $124 thousand and $120 thousand, respectively. The mortgage balance outstanding at 810 5th Street, LLC as of June 30, 2023 and December 31, 2022 was $22.7 million and $23.0 million, respectively, before netting unamortized finance costs of $1.1 million and $1.2 million, respectively.

In addition to the mortgage at 810 5th Street, LLC, ACIC Properties, through its wholly owned subsidiaries 717 8th Street, LLC and 2805 M Street, LLC, has two commercial lines of credit with the same financial institution that mature in November 2025. The commercial lines of credit are secured by the properties held by 717 8th Street, LLC and 2805 M Street, LLC and are not guaranteed by FIC. The properties held by 717 8th Street, LLC and 2805 M Street, LLC are leased to a commercial tenants on a triple-net basis. As of June 30, 2023 and 2022, the interest rate for both commercial lines of credit was 4.25% per annum. The interest rate for both commercial lines of credit is fixed at 4.25% until November 2025. As of June 30, 2023 and 2022, monthly debt service payments for these commercial lines of credit were $35 thousand and $35 thousand, respectively. The outstanding balance on the commercial lines of credit as of June 30, 2023 and December 31, 2022 was $5.1 million and $5.2 million, respectively, before netting unamortized finance costs of $17 thousand and $21 thousand, respectively.

Finance costs incurred are being amortized over the terms of the mortgage and commercial lines of credit. Interest expense included $47 thousand of amortized finance costs for the six months ended June 30, 2023 and 2022.

Deferred rent (on real estate held for the production of income)

Deferred rent on leased assets represents the cumulative difference between the actual cash receipts for rent and the rental income recorded in the financial statements, which is calculated on a straight-line basis. Deferred rent as of June 30, 2023 and December 31, 2022 was $2.3 million and $2.2 million, respectively.

Long-term debt maturity is summarized as follows:

	June 30,	December 31,
(dollars in thousands)	2023	2022

Current maturity	$771	$733
Current portion of unamortized finance costs	(94)	(94)
Current maturity, net of unamortized finance costs	677	639
Long-term maturity	27,000	27,396
Unamortized finance costs, net of current portion	(1,027)	(1,074)
Long-term maturity, net of unamortized finance costs	25,973	26,322
Notes payable	$26,650	$26,961

Long-term debt maturities as of June 30, 2023, for the twelve-month period ending June 30, were as follows:

(dollars in thousands), for the twelve-month period ending June 30

2025	850
2026	5,373
2027	793
2028	877
Thereafter	19,107
Total long-term maturities	27,000
Unamortized finance costs, net of current portion	(1,027)
Long-term maturity, net of unamortized finance costs	$25,973

Future rental income from non-cancelable operating leases as of June 30, 2023, for the twelve-month period ending June 30, were as follows:

(dollars in thousands), for the twelve-month period ending June 30

2024	1,948
2025	2,154
2026	2,211
2027	2,270
2028	2,233
Thereafter	15,851
Future rental income from non-cancellable operating leases	$26,667

In conjunction with the acquisition of the real estate, the following lease assets and liabilities were acquired and are being amortized throughout the remaining terms of the leases as follows:

	June 30,	December 31,
(dollars in thousands)	2023	2022

Acquired leases	$4,585	$4,831
Accumulated amortization, acquired leases	(1,950)	(2,064)
Acquired leases, net of accumulated amortization	$2,635	$2,767

Amortization expense for the six months ending June 30, 2023 and 2022 was $132 thousand and $149 thousand, respectively.

In conjunction with the acquisition of the real estate, the following below market leases were acquired and are being offset by rent during the remaining terms of the leases as follows:

	June 30,	December 31,
(dollars in thousands)	2023	2022

Below market lease	$(134)	$(134)
Rent offset	128	120
	$(6)	$(14)

ITEM 2. OTHER INFORMATION

None

ITEM 3. FINANCIAL STATEMENTS

Unaudited Consolidated Forge Group, Inc.

Condensed Consolidated Balance Sheets as of June 30, 2023 (unaudited) and December 31, 2022

Condensed Consolidated Statements of Earnings and Comprehensive Earnings (unaudited) for the six months ended June 30, 2023 and 2022

Condensed Consolidated Statements of Stockholders’ Equity (unaudited) for the six months ended June 30, 2023 and 2022

Condensed Consolidated Statements of Cash Flows (unaudited) for the six months ended June 30, 2023 and 2022

Notes to Unaudited Condensed Consolidated Financial Statements

Forge Group, Inc. and Subsidiaries
Consolidated Financial Statements

Periods Ended June 30, 2023 and December 31, 2022

Forge Group, Inc. and Subsidiaries

Consolidated Financial Statements

Periods Ended June 30, 2023 and December 31, 2022

Forge Group, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

Periods Ended June 30, 2023 and December 31, 2022

	As of
	June 30,	December 31,
	2023	2022
	(Unaudited)
Assets
Investments and cash:
Fixed maturity securities, at fair value (amortized cost - $28,601,295 and $27,901,027, at June 30, 2023 and December 31, 2022, respectively)	27,107,956	26,199,198
Redeemable preferred stock, at fair value	1,367,504	1,351,429
Perpetual preferred stock, at fair value	528,959	851,519
Common stock, at fair value	2,431,247	2,173,764
Other invested assets	4,930,049	4,400,901
Real estate held for the production of income, net	29,849,218	30,181,082
Cash and cash equivalents	5,658,821	6,357,638
Restricted cash	220,273	210,318
Total investments and cash	72,094,027	71,725,849
Accrued investment income	237,724	267,496
Premium and reinsurance balances receivable	6,141,228	5,457,886
Ceded unearned premiums	95,144	42,950
Reinsurance balances recoverable on unpaid losses	1,266,487	1,070,452
Deferred policy acquisition costs, net of premium deficiency reserve	253,609	214,021
Deferred rent	2,294,490	2,215,270
Leases in place	2,635,408	2,767,162
Right-of-use asset, net	146,467	148,597
Goodwill and other intangibles	6,209,667	6,343,292
Prepaid expenses and other assets	1,782,649	807,466
Total assets	93,156,900	91,060,441

Liabilities and Equity
Liabilities:
Unpaid losses and loss adjustment expenses	9,936,009	8,479,990
Unearned premium	7,530,020	6,315,045
Reinsurance balances payable	-	49,122
Accrued expenses	1,691,193	1,470,542
Notes payable	26,649,905	26,960,687
Defined benefit plan unfunded liability	496,565	478,682
Related party loan	-	-
Operating lease liability, net	801,874	870,091
Other liabilities	547,444	504,350
Total liabilities	47,653,010	45,128,509
Mezzanine equity:
Preferred stock, without par value, authorized 1,000,000 shares, 550,000 shares outstanding at June 30, 2023 and December 31, 2021	-	-
Additional paid-in capital	5,227,000	5,227,000
Shareholders' equity
Common stock, $1 par value, authorized 10,000,000 shares, with 2,050,000 shares issued and outstanding at June 30, 2023 and December 31, 2022.	20,500	20,500
Additional paid-in capital	16,426,454	16,170,962
Unearned employee stock ownership plan shares	(1,826,550)	(1,826,550)
Retained earnings	27,587,070	28,442,689
Accumulated other comprehensive loss, net of tax	(2,643,878)	(2,810,215)
Non-controlling interest	713,294	707,546
Total equity	45,503,890	45,931,932

Total liabilities and equity	93,156,900	91,060,441

Forge Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Operations and Comprehensive Earnings (Unaudited)

For the Six Months Ended June 30, 2023 and 2022

	For the six months ended
	June 30,	June 30,
	2023	2022
Revenues
Net premiums earned	$6,715,168	$4,374,643
Income from real estate held for investment	1,111,770	1,186,554
Net investment income	724,693	456,727
Net realized investment gains	(125,867)	19,204
Net unrealized gains on equity securities	604,216	(1,888,026)
Gain on extinguishment of related party loan	-	400,698
Service fee and other income	110,192	109,813
Total revenues	9,140,172	4,659,613
Expenses
Losses and loss adjustment expenses	4,192,015	2,291,927
Policy acquisition costs and other operating expenses	4,240,822	3,432,644
Related party commissions incurred	-	410,227
Depreciation and amortization	644,423	687,858
Real estate operating expense	102,306	90,612
Interest expense on debt	583,122	604,333
Lease expense	105,765	87,025
Sublease income	(81,994)	(47,882)
Policyholder dividend	-	7,299,993
Settlement loss on acquisition	-	748,708
Total expenses	9,786,459	15,605,445

(Loss) income before income taxes	(646,287)	(10,945,832)

Income tax expense (benefit)
Deferred income tax expense (benefit)	(30,165)	376,684
Total income tax expense (benefit)	(30,165)	376,684
Net (loss) gain	(616,122)	(11,322,516)

Net loss attributable to non-controlling interest	(5,748)	15,614

Net (loss) gain attributable to Forge Group Inc.	(621,870)	(11,306,902)

Other comprehensive income (loss), net of tax
Unrealized gains and losses on investments:
Unrealized holding (losses) gains on AFS securities arising during the period, net of income tax (benefit) expense of ($44,216) and ($380,717), respectively	94,836	(1,401,878)
Reclassification adjustment for losses (gains) included in net income, net of income tax (benefit) expense of ($19,007) and $4,033, respectively	71,502	(15,171)
Total other comprehensive (loss) income	166,338	(1,417,049)
Comprehensive (loss) income	$(449,784)	$(12,739,565)

Earnings per share:
Basic:
Basic net (loss) earnings per share	$(0.30)	$(5.52)
Diluted:
Diluted net (loss) earnings per share	$(0.22)	$(4.19)

Weighted average number of common shares outstanding:
Basic	2,050,000	2,050,000
Diluted	2,738,333	2,703,333

Forge Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Shareholders’ Equity (Unaudited)

For the Six Months Ended June 30, 2023 and 2022

		Preferred		Common	Unearned		Accumulated
		stock		Stock	employee		other
	Preferred	Additional	Common	Additional	stock ownership	Retained	comprehensive	Non-controlling
	stock	paid-in capital	stock	paid-in capital	plan shares	earnings	(loss) income	interest	Total equity

Balance January 1, 2022	$-	$-	$-	$-	$-	$40,929,755	$(575,721)	$720,291	$41,074,325
Net (loss) gain attributable to Forge Group Inc.	-	-	-	-	-	(11,306,902)	-	-	(11,306,902)
Unrealized holding gains (losses) on AFS securities arising during the period, net	-	-	-	-	-	-	(1,401,878)	-	(1,401,878)
Reclassification adjustment for gains (losses) included in net income	-	-	-	-	-	-	(15,171)	-	(15,171)
Issuance of shares, net of expenses	-	5,227,000	20,500	16,088,020	(2,029,500)	-	-	-	19,306,020
Share-based compensation	-	-	-	-	-	-	-	-	-
Dividends incurred on preferred stock	-	-	-	-	-	(145,420)	-	-	(145,420)
Net gain (loss) attributable to non-controlling interest	-	-	-	-	-	-	-	(15,614)	(15,614)
Balance June 30, 2022	$-	$5,227,000	$20,500	$16,088,020	$(2,029,500)	$29,477,433	$(1,992,770)	$704,677	$47,495,360

Balance January 1, 2023	$-	$5,227,000	$20,500	$16,170,962	$(1,826,550)	$28,442,689	$(2,810,215)	$707,546	$45,931,932
Net (loss) gain attributable to Forge Group Inc.	-	-	-	-	-	(621,870)	-	-	(621,870)
Unrealized holding gains (losses) on AFS securities arising during the period, net	-	-	-	-	-	-	94,836	-	94,836
Reclassification adjustment for gains (losses) included in net income	-	-	-	-	-	-	71,502	-	71,502
Share-based compensation	-	-	-	255,492	-	-	-	-	255,492
Dividends incurred on preferred stock	-	-	-	-	-	(233,750)	-	-	(233,750)
Net gain (loss) attributable to non-controlling interest	-	-	-	-	-	-	-	5,748	5,748
Balance June 30, 2023	$-	$5,227,000	$20,500	$16,426,454	$(1,826,550)	$27,587,069	$(2,643,877)	$713,294	$45,503,890

Forge Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)

For the Six Months Ended June 30, 2023 and 2022

	For the six months ended
	June 30,	June 30,
	2023	2022
Cash flows from operating activities:
Net (loss) gain attributable to Forge Group, Inc.	$(621,870)	$(11,306,902)
Adjustments to reconcile net (loss) gain to net cash provided by operating activities:
Net realized capital (gain) loss on investments	125,867	(19,204)
Gain on extinguishment of related party loan	-	(400,698)
Net unrealized losses (gains) on equity securities	(604,216)	1,888,026
Depreciation of property and equipment	331,864	382,483
Amortization of intangibles	133,625	109,083
Deferred income taxes, net	(54,216)	376,684
Net amortization of premiums and discounts on investments	60,206	36,354
Amortization on acquired leases and finance costs	47,180	149,117
Interest expense	(1,952)	(617)
Non-controlling interest	(5,748)	(6,311)
Changes in assets and liabilities which provided (used) cash:
Premiums and agents' balances receivable	(683,342)	1,047,825
Deferred policy acquisition costs	(39,588)	623,077
Ceded unearned premiums	(52,194)	(4,218)
Reinsurance balances payable	(49,122)	151,861
Reinsurance balances recoverable on unpaid losses	(196,035)	(699,980)
Accrued investment income	29,772	(14,627)
Deferred rent	(79,220)	(108,442)
Leases in place	131,754	149,118
Right-of-use asset, net	2,130	1,768,894
Prepaid stock offering expenses	-	2,578,986
Other assets	(975,183)	(583,262)
Unpaid losses and loss expenses	1,456,019	273,431
Unearned premiums	1,214,975	51,402
Accrued expenses and other liabilities	499,447	728,638
Commissions payable to related parties	-	(862,327)
Operating lease liability	(68,217)	(1,729,752)
Defined benefit plan	17,883	(59,815)
Net cash provided by (used in) operating activities	619,819	(5,481,176)
Cash flows from investing activities:
Purchases of:
Fixed maturity securities and redeemable preferred stock, available for sale	(2,307,324)	(8,215,482)
Common stock and perpetual preferred stock	(425,090)	(762,946)
Other invested assets	(327,500)	-
Proceeds from sales, maturities and calls of:
Fixed maturity securities and redeemable preferred stock, available for sale	1,438,380	1,664,297
Common stock and perpetual preferred stock	832,987	-
Other invested assets	24,398	36,711
Net cash (used) provided by investing activities	(764,149)	(7,277,420)
Cash flows from financing activities:
Proceeds from issuance of common stock	-	16,108,520
Loan to employee stock ownership plan	-	(2,029,500)
Proceeds from related party loan	-	-
Repayments of borrowed funds	(310,782)	(1,670,843)
Dividends paid to preferred stock owners	(233,750)	(145,420)
Net cash provided by (used in) financing activities	(544,532)	12,262,757
Net decrease in cash and cash equivalents	(688,862)	(495,839)
Cash and cash equivalents at beginning of year	6,567,956	8,120,069
Cash and cash equivalents at end of period	$5,879,094	$7,624,230
Cash and cash equivalents	$5,658,821	$7,420,039
Restricted cash	220,273	204,191
Cash, cash equivalents and restricted cash	$5,879,094	$7,624,230
Supplemental information:
Federal income tax paid	$-	$-
Interest paid	$583,122	$604,333

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

Note 1 – Description of Business

Forge Group, Inc. is a Pennsylvania corporation that was organized in 2021. References to the “Company”, “we”, “us”, and “our” refer to the consolidated group. On a stand-alone basis Forge Group, Inc. is referred to as the “Parent Company”. The consolidated group consists of the Parent Company, Forge Risk Management, Inc. (“FRM”), an insurance agency, and Forge Insurance Company (“FIC”), an insurance company that is the majority owner (92.3%) of ACIC Consolidated Properties, LLC (“ACP”), a real estate holding company that has three wholly owned subsidiaries, 717 8th Street LLC, 2805 M Street LLC, and 810 5th Street LLC.

Forge Group, Inc. was formed so that it could acquire all of the capital stock of FIC in a mutual-to stock conversion. The plan of conversion was approved by FIC policyholders at a special meeting on March 7, 2022. Prior to the conversion on March 11, 2022, Forge Group, Inc. did not engage in any operations. After the conversion, Forge Group, Inc’s primary assets are the outstanding capital stock of FIC, the outstanding capital stock of FRM, and a portion of the net proceeds from the stock offering completed in connection with the mutual-to-stock conversion. On the effective date of the conversion, FIC became a wholly owned subsidiary of Forge Group, Inc. The mutual to stock conversion was accounted for as a change in corporate form with the historic basis of FIC’s assets, liabilities and equity unchanged as a result. The consolidated financial statements as of and for the six months ended June 30, 2023 and twelve months ended December 31, 2022, include Forge Group, Inc. and subsidiaries.

The Company operates as a specialist property and casualty insurance business. FIC was incorporated in the District of Columbia in 1938. As of June 30, 2023, FIC is licensed as a property and casualty insurer in 34 states and the District of Columbia. FIC’s principal business consists of underwriting commercial automobile insurance products targeted to small business owners and operators. Historically, FIC has focused on the public automobile business class segment within the commercial automobile insurance line. Vehicles within the public automobile business class segment are used to transport passengers from one location to another. In this business class segment, operation of the commercial vehicle is generally the primary source of business revenue. Specifically, FIC has historically underwritten insurance for the following public automobile business classes: taxi cabs, passenger sedans, golf carts, school vans, and other transportation vehicles. FIC has developed commercial auto insurance products targeting additional business class segments, namely trade and service providers such as electricians, plumbers, and carpenters (collectively, the “small business class segment”). FIC’s products are marketed and distributed through FRM, its appointed insurance producer. FRM solicits business directly from customers and works with insurance agency sub-producers, referred to as “distribution partners”. As of June 30, 2023, FRM is licensed as a property and casualty insurance producer in 34 states and the District of Columbia.

Note 2 – Basis of Presentation and Accounting Policies

Basis of Presentation

The accompanying Unaudited Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and are unaudited. Accordingly, they do not include all the disclosures required by GAAP for complete financial statements. As such, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s Annual Report on Form 1-K, for the year ended December 31, 2022. Management believes that the disclosures are adequate to make the information presented not misleading, and all normal and recurring adjustments necessary to present fairly the financial position at June 30, 2023 and the results of operations of the Company and its subsidiaries for all periods presented have been made. All significant intercompany transactions and account balances have been eliminated in consolidation.

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

Principles of Consolidation

The consolidated financial statements consist of Forge Group, Inc. and its wholly owned subsidiaries: FRM and FIC (as well as FIC’s majority owned subsidiary, ACP). All significant intercompany transactions and account balances have been eliminated in consolidation.

Revenue Recognition

Net Premiums Earned

Insurance policies issued by the Company are short-duration contracts. Accordingly, premium revenues, net of premiums ceded to reinsurers, are recognized as earned in proportion to the amount of insurance protection provided, on a daily pro rata basis over the terms of the underlying policies. Unearned premiums represent premiums applicable to the unexpired portions of in-force insurance contracts at the end of the year.

The Company recognizes a premium deficiency reserve when the sum of expected claim costs and claim adjustment expenses, unamortized acquisition costs and maintenance costs exceed related unearned premiums. Accordingly, there was no premium deficiency reserve required as of June 30, 2023 or December 31, 2022. The Company anticipates investment income, if applicable, as a factor in the premium deficiency reserve evaluation.

Income from real estate held for investment

The Company accounts for leases in accordance with GAAP, which often requires significant judgment due to complex provisions. The two primary criteria that are used to classify transactions as sales-type or operating leases are (1) whether the lease term is equal to or greater than 75% of the economic life of the building and (2) whether the present value of the minimum lease payments is equal to or greater than 90% of the fair market value of the equipment at lease inception. ACP’s leases are all considered to be “operating leases.” Operating lease income and expense is recognized on a straight-line basis over the life of the lease.

Unpaid Losses and Loss Adjustment Expenses (“LAE”)

Unpaid losses and LAE represent the Company’s best estimates of the ultimate cost of all reported and unreported losses that are unpaid as of the balance sheet dates. The unpaid losses and LAE are estimated on an undiscounted basis, using individual case-basis valuations, statistical analyses, and various actuarial reserving methodologies. The projection of future claims payments and reporting thereof is based on an analysis of the Company’s historical experience, supplemented by an analysis of industry loss data. Unpaid losses and LAE include the net amount for claims, after deducting anticipated salvage and subrogation, which have been reported and are unpaid at the statement date, as well as a provision for claims incurred but not reported at the statement date. The Company believes that the unpaid losses and LAE are adequate to cover the ultimate cost of losses and claims to date; however, because of inherent uncertainty, including changes in reporting patterns, claims settlement patterns, judicial decisions, legislation, and economic conditions, actual loss experience may not conform to the assumptions used in determining the estimated amounts for such liability at the statement date. Adjustments to these estimates are reflected in loss and loss adjustment expense in the period in which the estimates are changed. Because of the nature of the business historically written, the Company believes that it has no exposure to environmental claim liabilities.

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

Reinsurance

In the ordinary course of business, the Company seeks to limit its exposure to losses on individual claims and the cumulative effect of adverse loss experience by entering reinsurance contracts with reinsurance companies.

Reinsurance balances receivable represent the Company’s best estimate of paid and unpaid losses and LAE recoverable from reinsurers, and ceded losses receivable and unearned ceded premiums under reinsurance agreements. Ceded losses receivables are estimated using techniques and assumptions consistent with those used in estimating the liability for unpaid losses and LAE, in accordance with the terms of the reinsurance agreement. The Company believes that reinsurance receivables as recorded represent its best estimate of such amounts; however, as changes in the estimated ultimate liability for losses and LAE are determined, the estimated ultimate amount receivable from reinsurers will also change. Accordingly, the ultimate receivable could be significantly in excess of, or less than, the amount recorded in the consolidated financial statements. Adjustments in these estimates are reflected in the period in which the estimates are changed. As presented in the Consolidated Statements of Operations and Comprehensive Income, losses and LAE incurred are net of reinsurance recoveries.

The Company has evaluated its reinsurance arrangements and determined that significant insurance risk is transferred to its reinsurers. Reinsurance agreements have been determined to be short-duration prospective contracts and, accordingly, the costs of the reinsurance are recognized over the life of the contract in a manner consistent with the earning of premiums on the underlying policies subject to the reinsurance contract.

The Company estimates uncollectible amounts receivable from reinsurers based on an assessment of factors including the creditworthiness of the reinsurers and the adequacy of collateral obtained, where applicable. There was no allowance for uncollectible reinsurance as of June 30, 2023 or December 31, 2022, nor did the Company expense any uncollectible reinsurance for the periods then ended. Significant uncertainties are inherent in the assessment of the creditworthiness of reinsurers and estimates of any uncollectible amounts due from reinsurers. Any change in the ability of the Company’s reinsurers to meet their contractual obligations could have a material adverse effect on the consolidated financial statements.

Cash and Cash Equivalents

The Company considers cash at banks in checking and savings accounts, as well as, all highly liquid investments with maturities of three months or less to be cash equivalents. For purposes of reporting cash flows, cash and cash equivalents include cash in bank accounts and short term investments, which when purchased were due to mature in three months or less.

Investments

Fixed maturity securities and redeemable preferred stock are classified as available for sale (“AFS”) and valued at fair value. Unrealized gains and losses on these securities are excluded from net earnings but are recorded as a separate component of comprehensive income and equity, net of related deferred income taxes.

Equity securities include common stock and perpetual preferred stock. Equity securities are carried at fair value, with changes in fair value recorded in net gain (loss).

Interest on fixed maturity securities and short-term investments is credited to earnings on an accrual basis. Premiums and discounts are amortized or accreted over the lives of the related securities. Dividends on equity securities are credited to earnings on the ex-dividend date. Realized investment gains and losses are reported based upon the specific-identification method of investments sold to minimize taxable gains. Declines in the fair value of AFS investments below cost that are deemed other than temporary are charged to earnings resulting in the establishment of a new cost basis.

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

Premiums Receivable

Premiums receivable include balances due currently or installment premiums contractually due in the future and are presented net of an allowance for doubtful accounts, if any. The allowance for uncollectible amounts is based on an analysis of amounts receivable giving consideration to historical loss experience and current economic conditions and reflects an amount that, in the Company’s judgment, is adequate.

Deferred Policy Acquisition Costs

Policy acquisition costs, consisting primarily of commissions, premium taxes, and certain other costs that vary directly with the production of premium revenue, are deferred and amortized over the period in which premiums are earned. Anticipated losses and LAE, expenses for maintenance of policies in force and investment income are considered in the determination of the recoverability of deferred policy acquisition costs. Deferred acquisition costs relate directly to the successful acquisition of a new or renewal insurance contract to qualify for deferral.

Deferred Rent on Real Estate Held for the Production of Income

Deferred rent on leased assets represents the cumulative difference between the actual cash receipts for rent and the rental income recorded in the financial statements, which is calculated on a straight-line basis.

Leases in Place

The acquisition of real estate held for the production of income includes various other assets. These other assets, leases in place, are recorded at cost and are being amortized over the life of the acquired lease terms. Upon the early termination of a lease, the cost and related accumulated amortization is eliminated from the accounts and any resulting gain or loss is reflected in the results of operations. Amortization is provided for under the straight-line method.

Properties leases are all considered to be operating leases. Income from real estate held for investment and real estate operating expense are reflected as separate line items in the Consolidated Statements of Operations.

Right-of-use Asset

The Company’s lease on its main office is considered to be an operating lease. In accordance with GAAP, the Company’s lease is reflected in the consolidated balance sheets as a right-of-use asset, with a corresponding operating lease liability. Lease expense and associated sublease income are reflected as separate line items in the Consolidated Statements of Operations.

Property and Equipment

Property and equipment (including major renewals, replacements, and betterments) with a cost of $5,000 or greater are capitalized and stated at cost. Expenditures for ordinary maintenance and repair items are charged to operations as incurred, while expenditures which substantially increase the useful life of the asset are capitalized. Depreciation is provided for using straight-line and accelerated methods for both financial reporting and income tax purposes over the estimated useful lives of the assets. Upon the sale or other disposition of property, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in the results of operations.

Restricted Cash

Restricted cash represents required replacement reserves of certain deposits required by a lender. The restricted cash is in a separate account with a financial institution.

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

Above and Below Market Leases

Above-market and below-market in-place lease values for acquired properties are recorded based on the present value (using a discount rate that reflects the risks associated with the property acquired and the respective tenants) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimates of fair market lease rates for the comparable in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The value of above-market lease values is amortized as a reduction of rental income over the remaining terms of the respective leases. The value of below-market lease values is amortized as an increase to rental income over the remaining terms of the respective leases. The net above-market leases are presented within leases in place on the consolidated balance sheets.

Income Taxes

Deferred income tax assets and liabilities are established for temporary differences between the financial reporting basis and tax basis of assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Properties is a limited liability company that files a partnership return. In lieu of entity level corporate taxes, its members are taxed on their respective shares of Properties’ taxable income.

Goodwill and Other Intangibles:

Goodwill arising from the acquisition of FRM in March 2022 represents the excess of the purchase price over the fair value of the net assets acquired. Other intangible assets arising from the acquisition of FRM represents the estimated fair values of certain intangible assets, including the value of FRM’s distribution network, the value of the FRM trade name and state insurance licenses. The distribution networks asset, trade name and state insurance license are being amortized over eight years, five years and one year, respectively, from the March 11, 2022 acquisition/valuation date.

Goodwill represents the excess of the purchase price over the underlying fair value of acquired entities. When completing acquisitions, we seek to identify separately identifiable intangible assets that we have acquired. We assess goodwill and other intangibles with an indefinite useful life for impairment annually. We also assess goodwill and other intangibles for impairment upon the occurrence of certain events. In making our assessment, we consider several factors including operating results, business plans, economic projections, anticipated future cash flows, and current market data. Inherent uncertainties exist with respect to these factors and to our judgment in applying them when we make our assessment. Impairment of goodwill and other intangibles could result from changes in economic and operating conditions in future periods. We did not record any impairments of goodwill or other intangibles during the period ended June 30, 2023.

Employee Stock Ownership Plan

The Company recognizes employee stock ownership plan (ESOP) compensation expense ratably during each year for the shares committed to be allocated to participants that year. This expense is determined by the fair market value of our stock at the time the commitment to allocate the shares is accrued and recognized. The ESOP covers all employees who have worked a minimum of 1,000 hours in the plan year.

Earnings Per Share

Basic and diluted earnings per share (EPS) are calculated by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the period. Dilutive earnings per share includes the effect of all potentially dilutive instruments, such as restricted stock units and stock options, outstanding during the period.

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

Assessments

The Company is subject to a variety of assessments including insurance-related assessments, which are accrued in the period in which they have been incurred and charged to expense.

Concentration, Credit Risk and Market Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of debt securities other than U.S. government debt and agency securities, cash and cash equivalents, accounts receivable, reinsurance receivable and accrued investment income.

Non-U.S. government debt securities are diversified, and no one investment accounts for a significant portion of the Company’s invested assets.

The Company maintains cash deposits in a financial institution that are insured through the Federal Deposit Insurance Corporation as well as cash deposits and securities at various brokerage firms that are insured with the Securities Investor Protection Corporation. Cash deposits and securities may exceed insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash and cash equivalents.

Stressed conditions, volatility and disruptions in capital markets or financial asset classes could have an adverse effect on the Company, in part because the Company has a large investment portfolio supporting its insurance liabilities, which are sensitive to changing market factors. These market factors, which include interest rates, credit spreads, equity prices, and the volatility and strength of the capital markets, all affect the business and economic environment and, ultimately, the profitability of the Company’s business. The Company manages its investments to limit credit and other market risks by diversifying its portfolio among various security types and industry sectors based on the Company’s investment committee guidelines, which employ a variety of investment strategies.

Use of Estimates

In preparing the consolidated financial statements, the Company is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet dates, revenues and expenses for the years then ended, and the accompanying notes to the consolidated financial statements. Such estimates and assumptions could change in the future which could impact the amounts reported and disclosed herein. The most significant of these amounts is the liability for unpaid losses and LAE, stock-based compensation and the pension benefit obligation and the asset for goodwill and intangible assets. Other estimates include investment valuation, the collectability of reinsurance balances, recoverability of deferred tax assets, and deferred policy acquisition costs. These estimates and assumptions are based on the Company’s best estimates and judgment. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, which the Company believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Although recorded estimates are supported by actuarial computations and other supportive data, the estimates are ultimately based on expectations of future events. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the consolidated financial statements in future periods.

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

Other Comprehensive Income

Other comprehensive income refers to revenues, expenses, gains and losses that are included in comprehensive income but are excluded from net gain (loss) as these amounts are recorded directly as an adjustment to equity; such items primarily arise from changes in unrealized gains and losses on available-for-sale securities, net pension liability and related income taxes.

Note 3 – Acquisition of Forge Risk Management, Inc.

On March 11, 2022, the Company completed the acquisition of 100 percent of the common stock of FRM and FRM became a consolidated subsidiary of the Company. FRM is a licensed insurance producer focused on commercial auto. Prior to the acquisition, over 99% of FRM’s revenue was generated from one agency contract between FRM and FIC and substantially all of FIC’s premiums were written through the agency contract with FRM.

We account for business acquisitions in accordance with the acquisition method of accounting, which requires that most assets acquired, liabilities assumed and contingent consideration be recognized at their fair values as of the acquisition date, which is the closing date. During the measurement period, adjustments to provisional purchase price allocations are recognized if new information is obtained about the facts and circumstances that existed as of the acquisition date that, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as it is determined that no more information is obtainable, but in no case shall the measurement period exceed one year from the acquisition date. The measurement period for the FRM acquisition ended June 30, 2022.

The Company issued 550,000 shares of the Series A preferred stock to the private shareholder of FRM as of the closing date. The acquisition of FRM did not include any contingent consideration.

The following table summarizes the consideration transferred to acquire FRM and the amounts of identified assets acquired and liabilities assumed at the acquisition date:

Fair Value of Consideration
Series A Preferred stock issued	$5,227,000

Fair Value of Identifiable Assets Acquired and Liabilities Assumed:
Identifiable net assets:
Cash and cash equivalents	512,861
Other assets	23,006
Agency relationships	1,930,000
Trade name	130,000
Licenses	50,000
Loan payable	(1,395,820)
Accrued expenses	(52,767)
Accrued subproducer commissions	(459,987)
Net balance due to FIC	(26,293)
Total identifiable net assets	$711,000

Goodwill	$4,516,000

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

Note 4 – Investments

Available-for-Sale (“AFS”) Fixed Maturity Securities and Redeemable Preferred Stock

Following is a schedule of the cost, estimated fair values, and gross unrealized gains and losses of investments in securities classified as AFS fixed-maturity securities and redeemable preferred stock at June 30, 2023 and December 31, 2022.

	Amortized		Gross Unrealized
June 30, 2023	cost	Fair value	Gains	Losses
Fixed maturity securities:
U.S. government	$973,692	$941,911	$256	$(32,037)
States, territories and possessions	40,038	40,052	14	-
Political subdivisions	3,142,941	3,004,960	-	(137,981)
Special revenue	8,100,639	7,783,107	29,123	(346,655)
Industrial and miscellaneous	15,144,774	14,440,350	73,916	(778,340)
Asset backed securities	1,200,000	897,576	-	(302,424)
Total fixed maturity securities	28,602,084	27,107,956	103,309	(1,597,437)
Redeemable preferred stock	1,468,149	1,367,504	980	(101,625)
Total AFS securities	$30,070,233	$28,475,460	$104,289	$(1,699,062)

	Amortized		Gross Unrealized
December 31, 2022	cost	Fair value	Gains	Losses
Fixed maturity securities:
U.S. government	$963,993	$919,611	$137	$(44,519)
States, territories and possessions	40,259	40,502	243	-
Political subdivisions	4,458,266	4,296,786	589	(162,069)
Special revenue	8,166,877	7,785,880	46,380	(427,377)
Industrial and miscellaneous	13,070,613	12,257,827	67,113	(879,899)
Asset backed securities	1,201,019	898,592	-	(302,427)
Total fixed maturity securities	27,901,027	26,199,198	114,462	(1,816,291)
Redeemable preferred stock	1,454,137	1,351,429	980	(103,688)
Total AFS securities	$29,355,164	$27,550,627	$115,442	$(1,919,979)

As required by insurance regulations, certain fixed maturity investments amounting to $3,859,138 and $3,663,372 at June 30, 2023 and December 31, 2022, respectively, were on deposit with either regulatory authorities or banks.

The amortized cost and fair values of the Company’s investments in AFS fixed maturity securities by contractual maturity as of June 30, 2023 are shown below. Expected maturities may differ from contractual maturities where borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized
	Cost	Fair Value
Due in one year or less	$1,107,698	$1,098,483
Due after one year through five years	16,895,541	16,234,316
Due after five years through ten years	6,392,515	6,138,449
Due after ten years	3,006,330	2,739,132
Asset backed securities	1,200,000	897,576
Total fixed maturity securities	28,602,084	27,107,956
Redeemable preferred stock	1,468,149	1,367,504
Total AFS securities	$30,070,233	$28,475,460

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

The schedule below summarizes the fair values of those fixed maturity securities and redeemable preferred stock in an unrealized loss position at June 30, 2023 and December 31, 2022. The schedule further classifies the securities based on the length of time they have been in an unrealized loss position.

	Less than 12 months		12 months or more		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
June 30, 2023	value	losses	value	losses	value	losses

Fixed maturity securities:
U.S. government	$838,937	$(32,037)	$-	$-	838,937	(32,037)
Political subdivisions	926,451	(15,062)	2,078,509	(122,919)	3,004,960	(137,981)
Special revenue	1,028,885	(33,223)	5,258,711	(313,509)	6,287,596	(346,732)
Industrial and miscellaneous	5,596,624	(188,364)	5,768,384	(595,760)	11,365,008	(784,124)
Asset backed securities	-	-	897,576	(302,424)	897,576	(302,424)
Total fixed maturity securities	8,390,897	(268,686)	14,003,180	(1,334,612)	22,394,077	(1,603,298)
Redeemable preferred stock	179,840	(20,160)	391,435	(134,866)	571,275	(155,026)
Total AFS securities	$8,570,737	$(288,846)	$14,394,615	$(1,469,478)	$22,965,352	$(1,758,324)

	Less than 12 months		12 months or more		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
December 31, 2022	value	losses	value	losses	value	losses

Fixed maturity securities:
U.S. government	$817,920	$(44,519)	$-	$-	$817,920	$(44,519)
Political subdivisions	3,382,387	(162,069)	-	-	3,382,387	(162,069)
Special revenue	6,306,908	(427,377)	-	-	6,306,908	(427,377)
Industrial and miscellaneous	9,569,323	(806,499)	426,600	(73,400)	9,995,923	(879,899)
Asset backed securities	1,016	(3)	897,576	(302,424)	898,592	(302,427)
Total fixed maturity securities	20,077,554	(1,440,467)	1,324,176	(375,824)	21,401,730	(1,816,291)
Redeemable preferred stock	1,000,449	(103,688)	-	-	1,000,449	(103,688)
Total AFS securities	$21,078,003	$(1,544,155)	$1,324,176	$(375,824)	$22,402,179	$(1,919,979)

The Company monitors the credit quality of its fixed income investments to assess if it is probable that the Company will receive its contractual or estimated cash flows in the form of principal and interest, in accordance with their terms.

The AFS portfolio contained 69 securities in an unrealized loss position as of June 30, 2023, 42 of which had been in an unrealized loss position for 12 consecutive months or longer and represent $1,469,478 in unrealized losses. All fixed income securities in the investment portfolio continue to pay the expected coupon payments in accordance with the contractual terms of the securities. Credit-related impairments on fixed income securities that the Company does not plan to sell, and for which the Company is not more likely than not to be required to sell, are recognized in income before income taxes. Any non-credit related impairment is recognized in comprehensive income. Based on the Company’s analysis, the fixed income portfolio is of high credit quality, and it is believed it will recover the amortized cost basis of the fixed income securities.

Other invested assets

In order to diversify its investment portfolio and improve expected returns, the Company has made non-controlling (typically less than 5%) investments in several unaffiliated, specialized equity investment vehicles (limited partnerships and one limited liability company), which are included in other invested assets. Such investments are broadly diversified and in the aggregate are less than 7% of the Company’s investment portfolio. The limited partnerships generally limit or preclude redemptions within a period of time (the “lock-up” period, usually between one and three years) from the date of the investment. Subsequent to the expiry of any applicable lock-up periods, withdrawals or redemptions generally require between 30 to 90 days’ advance notice, with redemptions being permitted on dates varying from month-end to annually, but typically quarter end. The Company also holds an equity investment in Trustar Bank, a related entity, which is a community bank serving the D.C. area; and an investment in Mutual Capital Investment Fund, LP, a related entity, which is an investment fund focused on providing capital to mutual insurance companies.

Since, amongst other qualifying criteria, these investments do not have a readily determined fair value, the Company values them applying the guidance of Accounting Standards Update Subtopic 820-10, Fair Value Measurements and Disclosures - Overall, which, as a practical expedient, permits the fair value of investments within its scope to be measured on the basis of net asset value per share (or its equivalent).

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

The following table is a schedule of the cost and estimated fair values of the Company’s other invested assets at June 30, 2023 and December 31, 2022.

		Carrying	Gross Unrealized
June 30, 2023	Cost	Value	Gains	Losses

Limited partnership investments	$4,028,905	$4,156,095	$414,035	$(286,845)
Equity interest in Trustar Bank	250,000	243,319	-	(6,681)
Equity interest in Stream-IT.app Inc.	500,000	500,000	-	-
Other invested assets	30,635	30,635	-	-
Total other invested assets	$4,809,540	$4,930,049	$414,035	$(293,526)

		Carrying	Gross Unrealized
December 31, 2022	Cost	Value	Gains	Losses

Limited partnership investments	$3,701,405	$3,608,231	$336,402	$(429,576)
Equity interest in Trustar Bank	250,000	237,637	-	(12,363)
Equity interest in Stream-IT.app Inc.	500,000	500,000	-	-
Equity interest in CSE Opportunity Fund II, LLC	55,033	55,033	-	-
Total other invested assets	$4,506,438	$4,400,901	$336,402	$(441,939)

Other invested assets contained 7 investments in an unrealized loss position as of June 30, 2023, 6 of which had been in an unrealized loss position for 12 months or more.

The Company had a $2,172,500 unfunded commitment to Mutual Capital Investment Fund, LP as of June 30, 2023.

Unrealized gains (losses) on equity securities, net

The portion of unrealized losses that relates to equity securities held as of June 30, 2023 and December 31, 2022 was ($0.6) million and ($2.2) million, respectively.

Net Investment Income

A summary of net investment income for the six-months ended June 30, 2023 and 2022 is as follows:

	June 30,	June 30,
	2023	2022

AFS, fixed maturity securities	$698,584	$430,929
AFS, redeemable preferred stock	46,139	54,613
Perpetual preferred stock	24,232	44,628
Common stock	31,225	37,607
Other invested assets	4,388	(25,484)
Cash and short-term investments	55,648	5,843
Investment income	860,216	548,136
Less investment expenses	(135,523)	(91,409)
Net investment income	$724,693	$456,727

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

Investment related gains (losses)

The following summarizes the proceeds from sales, maturities and calls of invested securities and the related gross realized gains and losses for the six-months ended June 30, 2023 and 2022.

				Net Realized
June 30, 2023	Proceeds	Gains	Losses	Gains (Losses)

AFS, fixed maturity securities	$2,271,367	$-	$(125,867)	$(125,867)
Other invested assets	-	-	-	-
Total	$2,271,367	$-	$(125,867)	$(125,867)

				Net Realized
June 30, 2022	Proceeds	Gains	Losses	Gains/(Losses)

AFS, fixed maturity securities	$1,664,297	$19,204	$-	$19,204
Other invested assets	36,711	-	-	-
Total	$1,701,008	$19,204	$-	$19,204

Impairment Review

Under current accounting standards, an Other-Than-Temporary-Impairment (“OTTI”) write-down of fixed maturity securities, where fair value is below amortized cost, is triggered by circumstances where (1) an entity has the intent to sell the security, (2) it is more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis, or (3) the entity does not expect to recover the entire amortized cost basis of the security. If an entity intends to sell the security before the recovery, an OTTI write-down is recognized in earnings equal to the difference between the security’s amortized cost and its fair value. If an entity does not intend to sell the security or it is more likely than not that it will be required to sell the security before recovery, the OTTI write-down is separated into an amount representing the credit loss, that is recognized in income before income taxes, and the amount related to all other factors, which is recognized in other comprehensive income. Impairment losses result in a reduction of the underlying investment’s cost basis.

The Company regularly evaluates its fixed maturity securities using both quantitative and qualitative criteria to determine impairment losses for other-than-temporary declines in the fair value of the investments. The following are the key factors used to determine whether a security is other-than-temporarily impaired:

●	The extent to which the fair value is less than cost,
●	The assessment of significant adverse changes to the cash flows on a fixed maturity investment,
●

The occurrence of a discrete credit event resulting in the issuer defaulting on a material obligation, the issuer seeking protection from creditors under the bankruptcy laws, the issuer proposing a voluntary reorganization under which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value,

●	The probability that the Company will recover the entire amortized cost basis of the fixed income securities prior to maturity, or
●	The ability and intent to hold fixed maturities until maturity.

Quantitative and qualitative criteria are considered to varying degrees depending on the sector for which the analysis is being performed. The sectors are as follows:

Corporate Securities

The Company performs a qualitative evaluation of holdings that fall below the price threshold. The analysis begins with an opinion of industry and competitive position. This includes an assessment of factors that enable the profit structure of the business (e.g., reserve profile for exploration and production companies), competitive advantage (e.g., distribution system), management strategy, and an analysis of trends in return on invested capital. Analysts may also review other factors to determine whether an impairment exists, including liquidity and asset value cash flow generation.

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

Municipal Securities

The Company analyzes the screened impairment candidates on a quantitative and qualitative basis. This includes an assessment of the factors that may be contributing to an unrealized loss and whether the recovery value is greater or less than current market value.

Asset Backed Securities

The Company uses the “stated assumptions” analytic approach which relies on actual 6-month average collateral performance measures (voluntary prepayment rate, gross default rate, and loss severity) sourced through third party data providers or remittance reports. The analysis applies the stated assumptions throughout the remaining term of the transaction using forecasted cashflows, which are then applied through the transaction structure (reflecting the priority of payments and performance triggers) to determine whether there is a loss to the security (“Loss to Tranche”).

For all fixed income securities in a loss position on June 30, 2023, the Company believes it is probable that it will receive all contractual payments in the form of principal and interest. In addition, the Company is not required to, nor does it intend to sell these investments prior to recovering the entire amortized cost basis for each security, which may be maturity. Accordingly, the fixed income securities in an unrealized loss position were not other-than-temporarily impaired at June 30, 2023.

Note 5 – Fair Value Measurements

Fair value is defined as the price in the principal market that would be received for an asset to facilitate an orderly transaction between market participants on the measurement date. The Company determined the fair value of certain financial instruments based on their underlying characteristics and relevant transactions in the marketplace. GAAP guidance requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The guidance also describes three levels defined by the type of inputs used to measure fair value. The following are the levels of the fair value hierarchy and a brief description of the type of valuation inputs that are used to establish each level:

Level 1: is applied to valuations based on readily available, unadjusted quoted prices in active markets for identical assets.

Level 2: is applied to valuations based upon quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets; or valuations based on models where the significant inputs are observable (e.g. interest rates, yield curves, prepayment speeds, default rates, loss severities) or can be corroborated by observable market data.

Level 3: is applied to valuations that are derived from techniques in which one or more of the significant inputs are unobservable. Financial assets are classified based upon the lowest level of significant input that is used to determine fair value.

As a part of the process to determine fair value, the Company utilizes widely recognized, third-party pricing sources to determine fair values. The Company has obtained an understanding of the third-party pricing sources’ valuation methodologies and inputs. The following is a description of the valuation techniques used for financial assets that are measured at fair value, including the general classification of such assets pursuant to the fair value hierarchy.

U.S. Treasury Bonds, Common Stocks, and Exchange Traded Funds: U.S. treasury bonds and exchange traded equities have readily observable price levels and are classified as Level 1 (fair value based on quoted market prices). All common stock holdings are deemed Level 1.

Corporate, Agencies, and Municipal Bonds: The pricing source employs a multi-dimensional model that uses standard inputs including (listed in order of priority for use) benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, market bids/offers and other reference data. The pricing source also monitors market indicators, as well as industry and economic events. All bonds valued using these techniques are classified as Level 2. All Corporate, Agencies, and Municipal securities are deemed Level 2.

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

Collateralized Mortgage Obligations (“CMO”) and Asset-backed Securities (“ABS”): The pricing source evaluation methodology includes principally interest rate movements and new issue data. Evaluation of the tranches (non-volatile, volatile, or credit sensitivity) is based on the pricing vendors’ interpretation of accepted modeling and pricing conventions. This information is then used to determine the cash flows for each tranche, benchmark yields, pre-payment assumptions and to incorporate collateral performance. To evaluate CMO volatility, an option-adjusted spread model is used in combination with models that simulate interest rate paths to determine market price information. This process allows the pricing vendor to obtain evaluations of a broad universe of securities in a way that reflects changes in yield curve, index rates, implied volatility, mortgage rates, and recent trade activity. CMO and ABS with corroborate and observable inputs are classified as Level 2. With the exception of one ABS classified as Level 3, all CMO and ABS holdings are deemed to be Level 2.

Preferred Stock: Preferred stocks do not have readily observable prices but do have quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets in markets that are not active; and inputs other than quoted prices are classified as Level 2. All preferred stock holdings are deemed Level 2.

Assets measured at fair value on a recurring basis as of June 30, 2023 and December 31, 2022, were as summarized below:

		Significant
	Quoted in active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
June 30, 2023	(Level 1)	(Level 2)	(Level 3)	Total
Fixed maturity securities:
U.S. government	$-	$941,911	$-	$941,911
States, territories and possessions	-	40,052	-	40,052
Political subdivisions	-	3,004,960	-	3,004,960
Special revenue	-	7,783,107	-	7,783,107
Industrial and miscellaneous	-	14,440,350	-	14,440,350
Asset backed securities	-	-	897,576	897,576
Total fixed maturity securities	-	26,210,380	897,576	27,107,956
Redeemable preferred stock	-	1,367,504	-	1,367,504
Total AFS securities	-	27,577,884	897,576	28,475,460

Common stock	2,431,247	-	-	2,431,247
Perpetual preferred stock	-	528,959	-	528,959
Total marketable investments measured at fair value	$2,431,247	$28,106,843	$897,576	$31,435,666

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

		Significant
	Quoted in active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
December 31, 2022	(Level 1)	(Level 2)	(Level 3)	Total
Fixed maturity securities:
U.S. government	$-	$919,611	$-	$919,611
States, territories and possessions	-	40,502	-	40,502
Political subdivisions	-	4,296,786	-	4,296,786
Special revenue	-	7,785,880	-	7,785,880
Industrial and miscellaneous	-	12,257,827	-	12,257,827
Asset backed securities	-	1,016	897,576	898,592
Total fixed maturity securities	-	25,301,622	897,576	26,199,198
Redeemable preferred stock	-	1,351,429	-	1,351,429
Total AFS securities	-	26,653,051	897,576	27,550,627

Common stock	2,173,764	-	-	2,173,764
Perpetual preferred stock	-	851,519	-	851,519
Total marketable investments measured at fair value	$2,173,764	$27,504,570	$897,576	$30,575,910

As of June 30, 2023 and December 31, 2022, the reported fair value of the Company’s investment in a Level 3 AFS asset backed security was $897,576 and $897,576, respectively. Fair value was determined by discounting the expected contractual cash-flows using two significant inputs: the interpolated treasury rate, corresponding to the weighted average life of the certificates, and an appropriate credit spread which was determined by considering the market spread for commercial mortgage-backed securities with similar characteristics (e.g., maturity, underlying assets, and credit worthiness).

	Beginning	Transfers	Transfers	Total gains	Total (losses)			Ending
	Balance at	into	out of	included in	gains included			Balance at
June 30, 2023	1/1/2023	Level 3	Level 3	Net Income	in Equity	Purchases	Sales	6/30/2023
AFS securities:

Asset backed securities	$897,576	$-	$-	$-	$-	$-	$-	$897,576
Total AFS securities	$897,576	$-	$-	$-	$-	$-	$-	$897,576

	Beginning	Transfers	Transfers	Total gains	Total (losses)			Ending
	Balance at	into	out of	included in	gains included			Balance at
December 31, 2022	1/1/2022	Level 3	Level 3	Net Income	in Equity	Purchases	Sales	12/31/2022
AFS securities:
Asset backed securities	$1,106,876	$-	$-	$-	$(209,300)	$-	$-	$897,576
Total AFS securities	$1,106,876	$-	$-	$-	$(209,300)	$-	$-	$897,576

There were no transfers in or out of level 3 either period. Additionally, no securities were transferred in or out of levels 1 or 2 during either period.

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

Note 6 – Real Estate Held for the Production of Income

As of June 30, 2023 and December 31, 2022, ACP owned two commercial buildings and one building leased to the District of Columbia. One building is multi-tenant and the other two buildings are leased to single tenants. The leases are primarily triple net with 10 to 20-year terms. The properties comprised the following as of June 30, 2023 and December 31, 2022:

	June 30,	December 31,	Depreciable
	2023	2022	lives (in years)

Land	$11,999,958	$11,999,958
Building and improvements	21,457,097	21,457,097	39
Leasehold/tenant improvements	931,318	931,318	15
Furniture, fixtures & equipment	1,080,522	1,080,522	7

Real estate held for the production of income	35,468,895	35,468,895
Accumulated depreciation	(5,619,677)	(5,287,813)

Real estate held for the production of income, net	$29,849,218	$30,181,082

Depreciation expense for the six-month periods ended June 30, 2023 and 2022 was $331,864 and $382,483, respectively.

ACP’s future annual rental income from non-cancelable operating leases as of June 30, 2023 was as follows:

For the twelve-month period ending June 30

2024	$1,947,607
2025	2,153,626
2026	2,210,852
2027	2,269,797
2028	2,232,541
Thereafter	15,852,475
Future rental income from non-cancelable operating leases	$26,666,898

In conjunction with the acquisition of the real estate, lease assets were acquired and are being amortized throughout the remaining terms of the leases. The lease asses as of June 30, 2023 and December 31, 2022 are as follows:

	June 30,	December 31,
	2023	2022

Leases in place	$4,585,358	$4,831,335
Accumulated amortizaton, leases in place	(1,949,950)	(2,064,173)
Leases in place, net of accumulated amortization	$2,635,408	$2,767,162

Amortization expense for the six-month periods ended June 30, 2023 and 2022 was $131,754 and $149,117, respectively.

In conjunction with the acquisition of the real estate, the following below market leases were acquired and are being offset by rent during the remaining terms of the lease as follows:

	June 30,	December 31,
	2023	2022

Below-market lease	$(133,703)	$(133,703)
Rent offset	128,132	119,776
Below-market lease, net of rent offset	$(5,571)	$(13,927)

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

Note 7 – Deferred Policy Acquisition Costs

Changes in deferred policy acquisition costs for the six-month periods ended June 30, 2023 and 2022 were follows:

	2023	2022

Balance, January 1,	$214,021	$896,859
Premium deficiency reserve	-	157,605
Net balance January 1,	214,021	739,254

Acquisition costs deferred, during the period	714,570	1,011,238

Settlement loss from FRM acquisition	-	568,265

Amortization charged to earnings	674,982	853,096

Balance, June 30,	253,609	329,131
Premium deficiency reserve	-	212,954
Net balance, June 30,	$253,609	$116,177

Note 8 – Right-of-Use Asset and Operating Lease Liability

The Company leases three office suites in Chevy Chase, Maryland under an operating lease that commenced July 1, 2016 has an initial term expiring 15 years after commencement. The lease provides for a 2.5% annual increase in the base rent on the anniversary of the lease commencement date. The Company has an option to extend the lease for one 5-year renewal term at the fair market rent as of the date of the renewal term commencement. However, it is unlikely that the Company will exercise the renewal option. In accordance with Topic 842, the Company recorded an operating lease liability, representing the discounted present value of future lease payments and a right-of-use asset.

In 2017, the Company signed a sublease agreement to sublease 2,048 square feet of its office space in Chevy Chase to another company. The sublease commenced on October 1, 2017 and expires September 30, 2024 and provides for 4.0% annual escalation in the base rent. Sublease income is recorded on a straight-line basis over the life of the lease. The cumulative difference between lease expense and lease payments is recorded as an adjustment to the right-of-use asset.

In 2021, the Company signed a sublease agreement to sublease 2,048 square feet of our office space in Chevy Chase, Maryland to another company. The sublease commenced on August 1, 2021, expires July 31, 2024, and provides for 4.5% annual escalation in the base rent. Sublease income is recorded on a straight-line basis over the life of the lease. The cumulative difference between lease expense and lease payments is recorded as an adjustment to the right-of-use asset.

On February 28, 2022, the Company entered into an agreement to sublease the remaining 5,535 square feet of space in Chevy Chase, Maryland. The sublease commenced on June 1, 2022, expires on May 31, 2025, and provides for 3.0% annual escalation in the base rent. Sublease income is recorded on a straight-line basis over the life of the lease. The cumulative difference between lease expense and lease payments is recorded as an adjustment to the right-of-use asset. Upon agreeing to this additional sublease, the Company determined that it was probable that we will exercise our early lease termination option, thereby reducing the term of the lease to June 30, 2025. The Company has reduced the amount of the operating lease liability to the net present value of contractually committed future lease income. In addition, the Company has reduced the net value of our right-of-use asset to $0, as we are not anticipating occupying the office space for the remainder of the lease term.

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

The following summarizes the line items in the consolidated balance sheet which include amounts for operating leases as of June 30, 2023 and December 31, 2022:

	June 30, 2023
	Operating	Sublease	Net of
	Lease	Agreement	Sublease

Operating lease right-of-use office space	$2,451,004	$(628,156)	$1,822,848
Accumulated amortization	(1,504,503)	368,748	(1,135,755)
Impairment of right-of-use asset	(540,626)	-	(540,626)
Operating lease right-of-use asset	405,875	(259,408)	146,467

Operating lease liability	$1,111,747	$(309,872)	$801,875

	December 31, 2022
	Operating	Sublease	Net of
	Lease	Agreement	Sublease

Operating lease right-of-use office space	$2,451,004	$(628,156)	$1,822,848
Accumulated amortization	(1,420,379)	286,754	(1,133,625)
Impairment of right-of-use asset	(540,626)	-	(540,626)
Operating lease right-of-use asset	489,999	(341,402)	148,597

Operating lease liability	$1,268,537	$(398,446)	$870,091

The Company had lease expense of $105,765 and $87,025 for the six-month periods ended June 30, 2023 and 2022, respectively. In addition, the Company had sublease income of $81,994 and $47,882 for each of the six-months then ended.

The components of lease expense and supplemental cash flow information related to leases for the periods ended June 30, 2023 and December 31, 2022 are as follows:

	June 30,	December 31,
	2023	2022

Cash paid for leases	$-	$-
Remaining lease term (in years)	2.00	2.50
Weighted average annual discount rate	3.50%	3.50%

	June 30,	December 31,
	2023	2022

Sum of remaining payments	$1,167,696	$1,349,499
Less: imputed interest	(55,949)	(80,962)
Net present value of remaining payments	1,111,747	1,268,537
Less: net present value of sublease rent	(309,872)	(398,446)

Operating lease liability, net	$801,875	$870,091

Annual future minimum lease payments for the lease outlined above as of June 30, 2023 is as follows:

	Minimum	Sublease	Net
	Commitments	Commitments	Commitments

2023	$190,909	$102,023	$88,886
2024	566,512	171,512	395,000
2025	405,278	45,876	359,402
2026	4,997	-	4,997

Future minimum lease payments	$1,167,696	$319,411	$848,285

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

Note 9 – Unpaid Losses and LAE

Activity in the liability for unpaid losses and LAE for the six-months ended June 30, 2023 and 2022 was as follows:

	2023	2022

Balance, January 1,	$8,479,990	$9,677,705
Less reinsurance receivable	(1,070,452)	(923,240)
Net balance, January 1,	7,409,538	8,754,465
Incurred losses and LAE related to:
Current year	4,247,390	2,963,101
Prior years	(55,375)	(671,174)
Total incurred losses and LAE	4,192,015	2,291,927
Paid losses and LAE related to:
Current year	1,299,804	740,842
Prior years	1,632,227	1,977,634
Total paid losses and LAE	2,932,031	2,718,476

Net balance, June 30,	8,669,522	8,327,916
Plus reinsurance receivable	1,266,487	1,623,220
Balance, June 30,	$9,936,009	$9,951,136

As a result of changes in estimates for unpaid losses and LAE related to insured events of prior years, the liability for losses and LAE decreased by $55,375 and $671,174 for the six-months ended June 30, 2023 and 2022, respectively. The favorable development for the six-months ended June 30, 2023 and 2022 was primarily attributable to re-estimation of unpaid losses and LAE from the 2021 and 2020 accident years.

The Company made no significant changes in its reserving philosophy, key reserving assumptions or claims management personnel, and has made no significant offsetting changes in estimates that increased or decreased losses and LAE reserves in 2023 or 2022.

The Company determines incurred but not reported (“IBNR”) reserves by subtracting the cumulative losses and LAE amounts the Company has paid and the case reserves the Company has established at the balance sheet date from an actuarial estimate of the ultimate cost of losses and LAE. Accordingly, IBNR reserves include actuarial projections of the cost of unreported claims, as well as actuarial projected development of case reserves on known claims and reopened claims. The Company’s methodology for estimating IBNR reserves has been in place for several years, and the Company made no significant changes to that methodology during 2023 or 2022.

The Company generally prepares an initial estimate of ultimate losses and LAE for the current accident year by multiplying earned premium by an expected loss ratio for each line of business the Company writes. Expected loss ratios represent the Company’s expectation of losses at the time the Company prices and writes policies before the emergence of any actual claims experience. The Company determines an expected loss ratio by analyzing historical experience and adjusting for loss cost trends, loss frequency and severity trends, premium rate-level changes, reported and paid loss emergence patterns and other known or observed factors.

The Company is not aware of any claim trends that have emerged or that would cause future adverse development that have not already been contemplated in setting current carried reserves levels.

Note 10 - Reinsurance

The Company entered into an excess of loss reinsurance contract which provides the Company with excess of loss reinsurance coverage for commercial automobile liability losses, including 100 percent of losses in excess of policy limits and 100 percent of extra contractual obligations, occurring on or after June 1, 2019. Under the reinsurance agreement, coverage was provided for 100 percent of losses in excess of $400,000 up to $1.6 million per occurrence per policy. Aggregate limits under the reinsurance treaties were $6.6 million for losses under $1.0 million and $2.0 million for losses in excess $1.0 million.

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

Effective June 1, 2022, the Company’s entered into new reinsurance treaties which provided the Company with excess of loss reinsurance coverage for commercial automobile liability losses. Under the agreement coverage was provided for 97.5 percent of losses in excess of $400,000 up to $1.6 million per occurrence per policy, including 97.5 percent of losses in excess of policy limits and 97.5 percent of extra contractual obligations. Aggregate limits under the reinsurance treaties were $6.6 million for losses under $1.0 million and $2.0 million for losses in excess $1.0 million. Subject to the terms of the contract, the Company retained a 2.5 percent share of the $1.6 million liability in excess of $400,000, which was not reinsured.

Effective June 1, 2023, the Company’s entered into new reinsurance treaties which provide the Company with excess of loss reinsurance coverage for commercial automobile liability losses. Under the agreement coverage is provided for 100 percent of losses in excess of $500,00 up to $1.5 million per occurrence per policy, including 100 percent of losses in excess of policy limits and 100 percent of extra contractual obligations. Aggregate limits under the reinsurance treaties are $5.5 million for losses under $1.0 million and $3.0 million for losses in excess $1.0 million.

On June 30, 2023 and December 31, 2022, the Company had reinsurance recoverable paid losses and LAE and ceded premiums totaling $244,686 and $253,126, respectively. All reinsurance amounts recoverable are due from companies with financial strength ratings of “A” or better by A.M. Best.

The effect of reinsurance on premiums written, premiums earned and loss and LAE incurred for the six-month periods ended at June 30, 2023 and 2022 is as follows:

	June 30, 2023			June 30, 2022
	Premium	Premium	Losses & LAE	Premium	Premium	Losses & LAE
	Written	Earned	Incurred	Written	Earned	Incurred

Direct	$8,545,521	$7,330,547	$4,388,050	$4,699,316	$4,647,913	$3,034,051
Ceded	(667,573)	(615,379)	(196,035)	(277,488)	(273,270)	(742,124)

Net	$7,877,948	$6,715,168	$4,192,015	$4,421,828	$4,374,643	$2,291,927

Note 11 – Goodwill and Other Intangibles

Goodwill

The carrying amount of the Company’s goodwill was $4,506,000 as of June 30, 2023 and December 31, 2022.

Other Intangible Assets

The following table presents the carrying amount of the Company’s other intangible assets as of June 30, 2023:

	Gross Carrying	Accumulated
	Amount	Amortization	Net
Agency Relationships	$1,930,000	$321,664	$1,608,336
Trade Name	130,000	34,669	95,331
Licenses	50,000	50,000	-
Total	2,110,000	406,333	1,703,667

Amortization expense was $133,625 and $109,083 for the six months ended June 30, 2023 and 2022, respectively.

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

Other intangible assets that have finite lives, including agency relationships, trade names and licenses, are amortized over their useful lives. As of June 30, 2023, the estimated amortization of other intangible assets with finite lives for the next five years and thereafter is as follows:

Year ending December 31,	Amount
2023	$133,625
2024	267,250
2025	267,250
2026	267,250
2027	245,583
Thereafter	522,709
$1,703,667

Note 12 – Notes Payable

ACP has a mortgage with a financial institution that matures in February 2036 and has a fixed interest rate of 4.15% per annum. A balloon payment of the remaining mortgage is due at maturity. Installments of 95% of 810 5th Street LLC’s net rental proceeds, less $1,546 in replacement reserves and fees, are due monthly. Replacement reserves are included in other receivables. The mortgage outstanding balance as of June 30, 2023 and December 31, 2022 was $21,592,231 and $21,809,430, net of $1,103,818 and $1,147,390 of unamortized finance costs, respectively. The loan is secured by the property, held by 810 5th Street LLC, and a replacement reserve held in escrow.

In addition to the mortgage, ACP has two commercial lines of credit with the same financial institution with monthly payments totaling $34,576, maturing November 2025. Interest was calculated using a floating rate based off the 5-year treasury rate, subject to a floor of 4.25%. Effective November 2020, interest became fixed at 4.25%. The outstanding balances on the lines of credit as of June 30, 2023 and December 31, 2022 was $5,057,674 and $5,151,257, net of $17,438 and $21,045 in unamortized finance costs, respectively. The lines of credit are secured by the properties held by 717 8th Street LLC and 2805 M Street LLC.

In order to obtain the loans, finance costs were incurred and are being amortized over the loans’ terms. Interest expense included $47,180 of amortized finance costs in each of the six-month periods ended June 30, 2023 and 2022.

Under the terms of each of the credit facilities, each of the borrowers has granted the bank a right of set-off so that, in the event of a default, the bank may set-off the balance in the defaulting borrower's account against amounts owed to the bank. At June 30, 2023 and December 31, 2022, amounts included in cash and cash equivalents that were subject to the right of set-off were as follows:

	June 30,	December 31,
Borrower	2023	2022

717 8th Street LLC	$244,659	$206,331
2805 M Street LLC	71,237	128,361
Total	$315,896	$334,692

Current and long-term debt maturity at June 30, 2023 and December 31, 2022 were as follows:

	June 30,	December 31,
	2023	2022

Current maturity	$771,241	$733,341
Current portion of unamortized finance costs	(94,359)	(94,359)
Current maturity, net of unamortized finance costs	$676,882	$638,982

Long-term maturity	26,999,920	27,395,781
Unamortized finance costs	(1,026,897)	(1,074,076)
Long-term maturity, net of unamortized finance costs	25,973,023	26,321,705

Notes payable	$26,649,905	$26,960,687

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

Annual long-term debt maturities at June 30, 2023, for the twelve-month period ending June 30 were as follows:

For the twelve-month period ending June 30

2025	$850,457
2026	5,373,311
2027	792,672
2028	876,885
Thereafter	19,106,595
Total notes payable	26,999,920
Unamortized finance costs	(1,026,897)
Notes payable, net of unamortized finance costs	$25,973,023

Note 13 – Employee Benefits

401(k) Plan

In 2007, the Company introduced a Safe Harbor 401(k) plan for its employees. Contributions of 3% of each employee’s compensation are made each year. The Company’s accrued contributions for the six-month periods ending June 30, 2023 and 2022 were $43,625 and $29,727, respectively.

Defined Benefit Pension Plan

The Company has a non-contributory defined benefit pension plan (the “Pension”). The Pension benefits are based on years of service and the employee’s compensation. The Pension covered all employees of FIC who had completed one year of service and attained age 21 before June 20, 2006. As of June 20, 2006, the Company decided to freeze the accrual of the future benefits for the Pension. Accordingly, there have not been, nor will there be, additional benefits credited to plan participants after June 20, 2006.

For the six-month periods ending June 30, 2023 and 2022, the components of the net periodic benefit costs related to the pension plan were as follows:

	June 30,	June 30,
	2023	2022
Net periodic benefit costs:
Service costs	$-	$-
Interest costs	69,523	65,305
Settlement and curtailment costs	-	-
Expected return on plan assets	(150,738)	(154,012)
Amortization of transition assets or obligations	-	-
Amortization of prior service costs	-	-
Amortization of actuarial loss	21,400	23,067
Recognized gain or loss due to settlment or curtailment	-	-
Total net periodic benefit costs	$(59,815)	$(65,640)

The Company did not make any contributions to the defined benefit plan during the six-month periods ended June 30, 2023 and 2022.

ESOP

In connection with our conversion and public offering, the Company established an employee stock ownership plan (the “ESOP”). The ESOP borrowed from the Company to purchase 202,950 shares in the offering. The issuance of the shares to the ESOP resulted in a contra account established in the equity section of the balance sheet for the unallocated shares at an amount equal to their $10.00 per share purchase price.

The Company may make discretionary contributions to the ESOP and pay dividends on unallocated shares to the ESOP. The Company makes annual contributions to the ESOP sufficient to repay the loan. When loan payments are made, ESOP shares are allocated to participants based on relative compensation. The Company repurchases shares from participants that have left our employment. The Company contributed $0 to the ESOP for the six months ended June 30, 2023 and 2022, respectively.

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

A compensation expense charge is booked monthly during each year for the shares committed to be allocated to participants that year, determined with reference to the fair market value of our stock at the time the commitment to allocate the shares is accrued and recognized. For the six months ended June 30, 2023, the Company recognized $116,697 related to 10,148 shares of our common stock that are committed to be released to participants’ accounts at December 31, 2023. For the six months ended June 30, 2022, the Company recognized compensation expense of $67,650 related to 6,765 shares of our common stock that were committed to be released to participants’ accounts at December 31, 2022.

Share-based Compensation

In connection with our conversion and public offering, the Company established the Forge Group, Inc. 2021 Stock and Incentive Plan (the “Plan”). The purpose of the Plan is to promote the interests of the Company and its shareholders by aiding the Company in attracting, retaining, and motivating employees and non-employee directors. The Plan provides for the grant of restricted stock awards, restricted stock unit awards, qualified stock options and nonqualified stock options.

The total aggregate number of shares of common stock that may be issued under the Plan shall not exceed 287,000 shares, subject to adjustments as provided in the Plan. No eligible participant may be granted any awards for more than 100,000 shares in the aggregate in any calendar year, subject to adjustments in accordance with the Plan.

The Board of Directors granted restricted stock awards to non-employee directors on March 11, 2022 (the “Offering Director RSA Grants”). The Offering Director RSA Grants vest over a period of one-year, except for the grant made to our lead independent director, which vests ratably (20% per year) over five years following the grant date. Dividend equivalents on restricted stock awards are accrued during the vesting period and paid in cash at the end of the vesting period, but are subject to forfeiture until the underlying shares become vested. The Company recognizes stock-based compensation costs for restricted stock awards based on the grant date fair value. The compensation costs are expensed over the vesting periods to each vesting date. Estimated forfeitures are included in the determination of compensation costs. No forfeitures are currently estimated.

A summary of the Company’s outstanding and unearned restricted stock awards is presented below:

		Weighted-Average
		Grant Date Fair
	Shares	Value Per Share
Restricted shares outstanding and unearned at January 1, 2022	-
Shares granted during 2022	15,000	$10.00
Shares earned during 2022	-
Restricted shares outstanding and unearned at December 31, 2022	15,000	$10.00

Restricted shares outstanding and unearned at January 1, 2023	15,000	$10.00
Shares granted during 2023	15,000	$10.70
Shares earned during 2023	(7,000)	$10.00
Restricted shares outstanding and unearned at June 30, 2023	23,000	$10.46

The Board of Directors has awarded qualified and nonqualified stock options on March 11, 2022. The options vest over various periods or performance objectives. The Company recognizes stock-based compensation costs for stock options based on the grant date fair value. The compensation costs are normally expensed over the actual or estimated vesting periods to each vesting date. Estimated forfeitures are included in the determination of compensation costs. No forfeitures are currently estimated.

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

A summary of the Company’s outstanding and unearned option awards is presented below:

		Weighted-Average
		Grant Date Fair
	Shares	Value Per Share
Options outstanding and unearned at January 1, 2022	-
Options granted during 2022	190,000	$10.00
Options forfeited during 2022	(10,000)	$10.00
Options earned during 2022	-
Options outstanding and unearned at December 31, 2022	180,000	$10.00

Options outstanding and unearned at January 1, 2023	180,000	$10.00
Options granted during 2023	20,000	$10.70
Options forfeited during 2023	-
Options earned during 2023	(18,571)	$10.00
Options outstanding and unearned at June 30, 2023	181,429	$10.08

Note 14 – Other Comprehensive Income

The following tables summarize the net change in after-tax accumulated other comprehensive income for the six-months ending June 30, 2023 and 2022 and significant amounts reclassified out of accumulated other comprehensive income for the six-months ending June 30, 2023 and 2022.

	Unrealized		Accumulated other
	appreciation on	Defined	comprehensive
	investments, net	Benefit Plan	income (loss)

Balance at January 1, 2022	$648,920	$(1,224,641)	$(575,721)

Other Comprehensive income before reclassifications	(1,401,878)	-	(1,401,878)
Reclassifications from accumulated other comprehensive income	(15,171)	-	(15,171)

Balance at June 30, 2022	$(768,129)	$(1,224,641)	$(1,992,770)

Balance at January 1, 2023	$(1,585,574)	$(1,224,641)	$(2,810,215)

Other Comprehensive income before reclassifications	94,836	-	94,836
Reclassifications from accumulated other comprehensive income	71,501	-	71,501

Balance at June 30, 2023	$(1,419,237)	$(1,224,641)	$(2,643,878)

Note 15 – Related Parties

In 2019, the Company made an investment in Trustar Bank (“Trustar”), a newly formed financial institution. Certain members of the Board of Trustees of the Company maintain board of directors’, advisory director, and executive management positions at Trustar. Accordingly, Trustar is considered a related party. The carrying value, which approximated fair value, of the investment in Trustar was $243,319 and $237,637 on June 30, 2023 and December 31, 2022, respectively.

On March 27, 2020, the United States of America passed the COVID-19 Aid, Relief, and Economic Security Act (“CARES Act”), which includes various programs to aid businesses that have been adversely impacted by the COVID-19. The Paycheck Protection Program (“PPP”) is a component of the CARES Act and is being administered by the Small Business Administration (“SBA”), an Agency of the United States of America SBA as part of their 7(a) loan program. Pursuant to the CARES Act, loans made under the PPP will be forgiven as long as the loan proceeds are used to cover payroll costs, mortgage interest, rent, and utility costs over the eight (8) week period after the loan is made, as long as employee and compensation levels are maintained.

In January 2021, the SBA opened a second draw opportunity for PPP loans. The Company submitted its loan application under the program and was subsequently approved for a PPP loan through Trustar Bank. On February 9, 2021, the Company closed on the PPP loan from Trustar and received funds in the amount of $397,810. The Company utilized the PPP loan proceeds for eligible expenses and on March 9, 2022 the Company’s application for loan forgiveness was approved by the SBA and the loan and accrued interest was retired by Trustar. The Company recognized a gain on the forgiveness of the loan and accrued interest of $400,698 in 2022.

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

On August 29, 2022, the Company’s Finance and Investment Committee approved an investment commitment of $2,500,000 to Mutual Capital Investment Fund, LP (“MCIF”). The Company had a $2,172,500 unfunded commitment to MCIF as of June 30, 2023. MCIF is an investment fund that is focused on providing capital to mutual insurance companies in the U.S. property and casualty insurance segment. Jason Wolfe, a director of the Company, serves as the President and Chief Executive Officer of Mutual Capital Investment Advisors, LLC (“MCIA”), which serves as the investment adviser for MCIF.

Note 16 – Commitments and Contingencies

Litigation

The Company is party to numerous claims, losses, and litigation matters that arise in the normal course of business. Many of such claims, losses, or litigation matters involve claims under policies that the Company underwrites as an insurer. The Company believes that the resolution of these claims and any resulting losses will not have a material adverse effect on the Company’s financial condition, results of operations, or cash flows.

Note 17 – Income Taxes

At June 30, 2023 and December 31, 2022, we had no unrecognized tax benefits, no accrued interest and penalties, and no significant uncertain tax positions. No interest and penalties were recognized during the six-month periods ended June 30, 2023 or 2021.

At December 31, 2022, the Company had net operating loss “NOL” carry forwards available for tax purposes of $12,028,643 that will begin to expire in 2037.

Generally, taxing authorities may examine the Company’s tax returns for the three years from the date of filing. The Company’s tax returns for the years ended December 31, 2020 through December 31, 2022 remain subject to examination.

Note 18 – Segment Information

The Company has two primary reportable operating segments, which consist of insurance operations and real estate held for investment. The following table identifies selected financial data for the business segments:

	Six-months ended June 30,
Revenues:	2023	2022
Insurance operations	$8,028,402	$3,473,059
Real estate held for investment	1,111,770	1,186,554
Total revenues	$9,140,172	$4,659,613

	Six-months ended June 30,
Income (loss) before income taxes:	2023	2022
Insurance operations	$(542,147)	$(11,226,161)
Real estate held for investment	(79,723)	(80,741)
Total income (loss) before income taxes	$(621,870)	$(11,306,902)

	June 30,	December 31,
Assets:	2023	2022
Insurance operations	$57,114,708	$54,751,917
Real estate held for investment	36,042,192	36,308,524
Total assets	$93,156,900	$91,060,441

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

Note 19 – Demutualization

Until March 11, 2022, FIC was a District of Columbia mutual insurance company. The board of trustees of FIC adopted a plan of conversion on February 3, 2021, under which FIC would convert from a mutual insurance company to a stock insurance company. In response to comments received from the Department, the board of trustees of FIC adopted an amended and restated plan of conversion on November 9, 2021. A special meeting of the members of FIC eligible to vote (those persons who were members of FIC as of the close of business on February 3, 2021) was held on March 7, 2022, to approve the plan of conversion. At the special meeting, the plan of conversion was approved by the affirmative vote of a majority of the votes cast at the special meeting. On March 11, 2022, the Company completed the sale of 2,050,000 shares of common stock at $10.00 per share for a total gross offering of $20,500,000, thereby completing the conversion of FIC from mutual to stock form. Following the conversion, FIC became a wholly owned subsidiary of the Company. Pursuant to the amended and restated plan of conversion, upon completion of the conversion and the offering, FIC distributed $4,594 in cash to each of the eligible policyholders. These distributions totaled $7,304,587 and are reflected as policyholder dividends on the consolidated statement of operations and comprehensive earnings.

Note 20 – Subsequent Events

The Company has evaluated events that occurred subsequent to June 30, 2023 through September 27, 2023, the date on which the unaudited consolidated financial statements were issued for matters that required disclosure or adjustment to these consolidated financial statements.

ITEM 4. EXHIBITS

Exhibit No.	Description of Exhibit

2.1	Amended and Restated Articles of Incorporation of Forge Group, Inc.**
2.2	Bylaws of Forge Group, Inc.**
3.1	Amended and Restated Amalgamated Casualty Insurance Company Plan of Conversion from Mutual to Stock Form adopted February 3, 2021.**
3.2	Form of Stock Certificate of Forge Group, Inc.**
3.3	Statement with Respect to Shares for Series A 8.5% Cumulative Convertible Preferred Stock of Forge Group, Inc.**
4.1	Stock Order Form and Instructions**
6.1	Forge Group, Inc. 2021 Stock Incentive Plan**
6.2	Form of Non-Qualified Stock Option Award Agreement under the Forge Group, Inc. 2021 Stock Incentive Plan**
6.3	Form of Qualified Stock Option Award Agreement under the Forge Group, Inc. 2021 Stock Incentive Plan**
6.4	Form of Restricted Stock Award Agreement under the Forge Group, Inc. 2021 Stock Incentive Plan**
6.5

Automobile Excess of Loss Reinsurance Contract dated June 1, 2020, between Amalgamated Casualty Insurance Company, Swiss Reinsurance America Corporation, Renaissance Reinsurance US, Inc. and Odyssey Reinsurance Company**

6.6	Forge Group, Inc. Employee Stock Ownership Plan**
6.7	Employment Agreement dated January 5, 2022, between Forge Group, Inc., Amalgamated Casualty Insurance Company and Patrick J. Bracewell**
6.8	Form of Restricted Stock Unit Award Agreement under the Forge Group, Inc. 2021 Stock Incentive Plan.**
7.1	Stock Purchase Agreement dated April 7, 2021, between Amalgamated Specialty Group, Inc. and MCW Holdings, Inc.**
8.1	Form of Escrow Agreement among Griffin Financial Group, LLC, Amalgamated Casualty Insurance Company, Forge Group, Inc., and Computershare Trust Company, N.A.**

** Previously filed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter):                  Forge Group, Inc.

This report has been signed by the following persons in the capacities and on the dates indicated.

By:         /s/ Patrick J. Bracewell

Name: Patrick J. Bracewell

Title: Chief Executive Officer

(Principal Executive Officer)

(Date): September 26, 2023

By:         /s/ Stephanie E. Taylor

Name: Stephanie E. Taylor

Title: Vice President, Treasurer, and Chief Financial Officer

(Principal Financial Officer, Principal Accounting Officer)

(Date): September 26, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Patrick J. Bracewell Patrick J. Bracewell	Chairman, President and Chief Executive Officer, Director	September 26, 2023

/s/ Shaza L. Andersen Shaza L. Andersen	Director	September 26, 2023

/s/ Fred L. Brewer Fred L. Brewer	Director	September 26, 2023

/s/ Jason K. Wolfe Jason K. Wolfe	Director	September 26, 2023